Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

RPX CORPORATION,

RIPTIDE PARENT, LLC

and

RIPTIDE PURCHASER, INC.

Dated as of April 30, 2018

i

ii

Exhibits

Exhibit A – Conditions of the Offer

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 30, 2018, is by and among RPX Corporation, a Delaware corporation (the “Company”), Riptide Parent, LLC, a Delaware limited liability company (“Parent”), and Riptide Purchaser, Inc., a Delaware corporation (“Purchaser” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, Purchaser commence an offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, $0.0001 par value, of the Company (“Company Common Stock”) at a price per share of Company Common Stock (“Company Share”) of $10.50 net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such amount or any greater amount per share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, after the consummation of the Offer, Purchaser merge with and into the Company, with the Company being the surviving entity, in accordance with Section 251(h) of the DGCL;

WHEREAS, the Company Board has unanimously adopted resolutions, at a meeting duly called at which a quorum of the Company Board was present, (a) determining that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, for the Company to enter into this Agreement, (b) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement and (c) resolving to recommend that the Company Stockholders tender their Company Shares to Purchaser in the Offer (such recommendation, the “Company Board Recommendation” and, clauses (a) through (c), collectively, the “Board Actions”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, HGGC Fund II, L.P., HGGC Fund II-A, L.P., HGGC Fund II-B, L.P., HGGC Fund II-C, L.P., HGGC Fund II-D, L.P., HGGC Associates II, L.P., HGGC Affiliate Investors II, L.P. (collectively, “Sponsor”) and the Company are entering into the Limited Guarantee (the “Limited Guarantee”), dated as of the date hereof, pursuant to which Sponsor agrees, on the terms and subject to the conditions contained therein, to fund to Purchaser certain payment obligations of Parent and Purchaser in connection with this Agreement; and

WHEREAS, the board of directors of Purchaser and Parent have adopted resolutions (a) determining that it is in the best interests of Purchaser and Parent, as Purchaser’s sole stockholder, and declared it advisable, for Purchaser and Parent to enter into this Agreement and (b) approving the execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing Recitals and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE I

THE OFFER

Section 1.01 The Offer.

(a) Upon the terms and subject to the conditions of this Agreement, as promptly as practicable (but in any event no later than fifteen (15) Business Days) after the date of this Agreement, Purchaser shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Subject to the satisfaction, or waiver by Purchaser, of the conditions set forth in Exhibit A (the “Offer Conditions”), Purchaser shall (and Parent shall cause Purchaser to) (i) at or as promptly as practicable following the Expiration Time (in any event, no later than the Business Day immediately following the date on which the Expiration Time occurs), accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) and (ii) at or as promptly as practicable following the Expiration Time (and, in any event, within three (3) Business Days following the date on which the Expiration Time occurs), pay the aggregate Offer Price (by delivery of funds to the depositary for the Offer) for, all Company Shares validly tendered and not validly withdrawn pursuant to the Offer and Parent shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Company Shares. The Parties agree that the Offer and Purchaser’s obligation to accept for payment and pay for all Company Shares validly tendered and not validly withdrawn pursuant to the Offer in accordance with the foregoing are not, and shall not be, subject to any condition other than the Offer Conditions.

(c) Purchaser expressly reserves the right, at any time, in its sole discretion, to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Purchaser shall not:

(i) reduce the number of Company Shares subject to the Offer;

(ii) reduce the Offer Price or change the form of consideration payable in the Offer;

(iii) change, modify or waive the Minimum Tender Condition, the Termination Condition, or the conditions set forth in clause (b) or clause (d) of Exhibit A;

(iv) add to the Offer Conditions or make any Offer Condition more difficult to satisfy;

(v) extend the Expiration Time other than in accordance with this Agreement;

(vi) provide a “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; or

(vii) otherwise amend the Offer in any manner adverse to the Company Stockholders (other than Parent, Purchaser or any of their respective Affiliates) or the Company.

Purchaser shall not, and Parent shall not permit Purchaser to, terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company, except if this Agreement is terminated pursuant to Section 8.01. For purposes of this Agreement, (A) “Offer Closing” means Purchaser’s acceptance for payment of the Company Shares validly tendered and not validly withdrawn pursuant to the Offer, and (B) “Offer Closing Date” means the date on which the Offer Closing occurs. Parent shall be responsible for 100% of the fees, costs and expenses (except for the fees, costs and expenses of the Company’s advisors), including any filing fees, associated with the preparation, filing and mailing of the Offer Documents.

(d) Purchaser shall make the Offer by means of an offer to purchase (the “Offer to Purchase”) that, among other things, describes the terms of the Offer and the Offer Conditions. As promptly as practicable on the Commencement Date, Purchaser shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal, a form of summary advertisement, a form of notice of guaranteed delivery and other customary or required ancillary documents and instruments pursuant to which the Offer is made (collectively, together with any amendments, supplements and exhibits thereto, the “Offer Documents”). Parent and Purchaser shall cause the Offer Documents to include all information required under, and shall otherwise comply, in all material respects, with applicable Law, including the Exchange Act, and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant or representation is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. The Company (i) shall promptly furnish to Parent all information concerning the Company or any of its applicable Affiliates required by the Exchange Act to be set forth in the Offer Documents and (ii) unless the Company Board has effected a Company Adverse Recommendation Change, approves of the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall cause the information supplied by it or on behalf of it for inclusion in the Offer Documents, at the respective times the Offer Documents are specifically filed with the SEC, not to contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Purchaser shall cause the Offer Documents to be disseminated to the Company Stockholders, as and to the extent required by applicable Law, including the Exchange Act. Parent and Purchaser, on the one hand, and the Company, on the other hand, shall promptly notify the other Party and correct any information provided by it or on behalf of it for use in the Offer Documents, if and to the extent that such information becomes false or misleading in any material respect or as otherwise required by applicable Law, and Purchaser shall cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, including the Exchange Act. Parent and Purchaser shall give the Company and its counsel a reasonable opportunity to review the Schedule TO and the Offer Documents each time before they are filed with the SEC or disseminated to the Company Stockholders, and Parent, Purchaser and their counsel shall consider in good faith any reasonable additions, deletions or changes suggested by the Company or its counsel. Parent and Purchaser shall provide the Company and its counsel with (i) copies of any written comments, and shall provide them with a written summary of any oral comments, that Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments and (ii) copies of any written responses thereto or a written summary of any oral responses thereto. Parent and Purchaser shall give the Company and its counsel a reasonable opportunity to review any such responses, and Purchaser shall consider in good faith any reasonable additions, deletions or changes suggested by the Company or its counsel. The Company and its counsel shall have the right to consult with Parent and Purchaser or their counsel regarding any discussions or meetings with the SEC or other Governmental Authorities related to the Offer, the Merger or the other transactions contemplated by this Agreement to the extent such consultation is not prohibited by the SEC or other Governmental Authorities.

(e) The Offer shall expire, and the Offer Documents shall provide that the Offer shall expire, (i) at one (1) minute after 11:59 p.m., New York City time, on the date that is twenty (20) business days (for this purpose, calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after (and including the day of) the Commencement Date (such time, the “Initial Expiration Time”) or (ii) if the Offer has been extended in accordance with this Agreement, at the time and date to which the Offer has been so extended (the Initial Expiration Time or such later time to which the Offer has been extended in accordance with this Agreement, the “Expiration Time”). Parent and Purchaser agree that, if on any scheduled Expiration Time of the Offer, any of the Offer Conditions (including the Minimum Tender Condition) is not satisfied (other than the condition set forth in clause (h) of Exhibit A, which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to this Agreement and applicable Law), then Purchaser shall extend the Offer for successive periods of time of up to five (5) business days each (for this purpose, calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as the Parties may agree) in order to permit the satisfaction of such conditions; provided, however, that, if at any scheduled Expiration Time the only unsatisfied Offer Condition (other than the condition set forth in clause (h) of Exhibit A, which by its nature is to be satisfied at the Expiration Time) is the Minimum Tender Condition, (i) Purchaser shall not be required to extend the Offer for more than a total of twenty (20) business days (for this purpose, calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) of this proviso Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser shall not extend the Offer beyond such scheduled Expiration Time. Notwithstanding anything to the contrary in the foregoing, (A) Purchaser shall not be required to, and without the Company’s prior written consent, shall not, extend the Offer to a date later than the End Date and (B) subject to the following clauses (C) and (D), Purchaser shall not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied, (C) Purchaser shall extend the Offer for any period or periods required by applicable Law, including applicable rules, regulations, interpretations or positions of the SEC or its staff (including any comments issued by the staff of the SEC to any of the Parties), or rules of any securities exchange, and (D) if, at the scheduled Expiration Time, each Offer Condition has been satisfied (other than the condition set forth in clause (h) of Exhibit A, which by its nature is to be satisfied at the Expiration Time), or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to this Agreement and applicable Law), and the proceeds of the Debt Financing are not available to Parent and Purchaser, in an amount sufficient (in combination with the Equity Financing) to consummate the transactions contemplated by this Agreement, then Purchaser shall have the right to extend the Offer for one or more periods of ten (10) business days each (for this purpose, calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as the Parties may agree) (each such extension pursuant to this clause (D), a “Financing Proceeds Extension”).

(f) Subject to the terms of this Agreement, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g) If, between the date of this Agreement and the Offer Acceptance Time, any change shall occur in the outstanding Company Shares because of any reclassification, recapitalization, stock split or combination, division or subdivision of shares, stock dividend, reverse stock split, exchange, consolidation of shares, readjustment or other similar transaction, then the Offer Price and any other similarly dependent terms shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event.

(h) If this Agreement is validly terminated pursuant to Section 8.01, Purchaser shall promptly (and in any event within one (1) Business Day after such termination) irrevocably and unconditionally terminate the Offer and not acquire any Company Shares pursuant thereto. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Section 8.01 prior to the acceptance for payment and payment for Company Shares in the Offer, Purchaser shall promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Company Shares to the registered holders thereof.

Section 1.02 Company Actions.

(a) As promptly as practicable on the Commencement Date after Purchaser files the Schedule TO, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall contain the Company Board Recommendation (subject to the provisions of

Section 6.02), the Fairness Opinion and a notice of appraisal rights in compliance with Section 262 of the DGCL. The Company shall cause the Schedule 14D-9 to include all information required under, and shall otherwise comply, in all material respects, with applicable Law, including the Exchange Act, and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant or representation is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Purchaser and Parent shall promptly furnish to the Company all information concerning Purchaser, Parent or any of their applicable Affiliates required by the Exchange Act to be set forth in the Schedule 14D-9 and shall cause the information supplied by it or on behalf of it for inclusion in the Schedule 14D-9 at the time the Schedule 14D-9 is filed with the SEC not to contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall cause the Schedule 14D-9 to be disseminated to holders of Company Shares, as and when required by applicable Law, including the Exchange Act and, to the extent requested by Parent, the Company shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Shares together with the Offer Documents disseminated to the holders of Company Shares. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly notify the other Party and correct any information included in, or incorporated by reference into, the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, the Company shall cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Company Shares, in each case, as and to the extent required by applicable Law, including the Exchange Act. So long as the Company Board has not made a Company Adverse Recommendation Change, the Company shall give Parent, Purchaser and their counsel a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company and its counsel shall consider in good faith any reasonable additions, deletions or changes suggested by Parent, Purchaser or their counsel. In addition, so long as the Company Board has not made a Company Adverse Recommendation Change, the Company shall provide Parent, Purchaser and their counsel with (i) copies of any written comments, and shall provide them with a written summary of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments and (ii) copies of any written responses thereto or a written summary of any oral responses thereto. So long as the Company Board has not made a Company Adverse Recommendation Change, the Company shall give Parent, Purchaser and their counsel a reasonable opportunity to review any such written responses, and the Company and its counsel shall consider in good faith any reasonable additions, deletions or changes suggested by Parent, Purchaser or their counsel. Parent and its counsel shall have the right to consult with the Company and its counsel regarding any discussions or meetings with the SEC or other Governmental Authorities to the extent related to the Offer, the Merger or the other transactions contemplated by this Agreement to the extent such consultation is not prohibited by the SEC or other Governmental Authorities.

(b) From time to time as reasonably requested by Purchaser, the Company shall promptly furnish or cause to be promptly furnished to Purchaser mailing labels, security position listings, nonobjecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial holders of the Company Shares as of the most recent practicable date, and shall promptly furnish Purchaser with such information (including updated lists of holders of the Company Shares and their addresses, mailing labels, security position listings and nonobjecting beneficial owner lists) and such other assistance or information as Purchaser or its agents may reasonably request in communicating with the record and beneficial holders of Company Shares. Parent and Purchaser shall take such actions as may be reasonably required to protect the unauthorized disclosure or use of information received by it pursuant to this Section 1.02(b), and if this Agreement is terminated, Parent and Purchaser shall deliver to the Company all copies and any extracts or summaries from such information then in their possession. Without limiting the foregoing, subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Purchaser and their agents shall hold in confidence in accordance with the Confidentiality Agreement, the information contained in any such addresses, labels, listings and lists.

(c) The Company shall register (and shall instruct its transfer agent to register) the transfer of the Company Common Stock accepted for payment by Purchaser effective immediately after the Offer Closing.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company (the “Merger”) in accordance with the DGCL. By virtue of the Merger, at the Effective Time, (a) the separate existence of Purchaser shall cease and (b) the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Parties acknowledge and agree that the Merger shall be (i) effected under Section 251(h) of the DGCL and (ii) effected as soon as practicable after the Offer Closing; provided, however, that, if, notwithstanding the foregoing, the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, then the Parties shall take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer.

Section 2.02 Effective Time. The Company shall file a certificate of merger that has been duly executed and acknowledged in accordance with, and in such form as required by, the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware substantially concurrently with the Closing. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as may be mutually agreed to in writing by the Parties and set forth in the Certificate of Merger (the time as of which the Merger becomes effective, the “Effective Time”).

Section 2.03 The Closing. The Parties shall consummate the Merger (such consummation, the “Closing”) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, CA, at 9:00 a.m. Eastern time on a date that is as soon as practicable after the Offer Closing, which date shall be no later than the first (1st) Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) unless another time, date or place is mutually agreed to in writing by the Parties. For purposes of this Agreement, “Closing Date” means the date on which the Closing occurs.

Section 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL and other applicable Law.

Section 2.05 Organizational Documents. As of the Effective Time, subject to Section 6.09(a), the certificate of incorporation of the Surviving Corporation shall be amended and restated to be the same as the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “RPX Corporation.” As of the Effective Time, subject to Section 6.09(a), the bylaws of the Surviving Corporation shall be amended and restated to be the same as the bylaws of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the effective date of such bylaws shall be the Closing Date and the name of the Surviving Corporation shall be “RPX Corporation.”

Section 2.06 Surviving Corporation Directors and Officers. As of the Effective Time, (a) the directors of Purchaser as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of Purchaser as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their successors have been duly elected or appointed or until their earlier death, resignation or removal.

ARTICLE III

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND

BOOK-ENTRY SHARES

Section 3.01 Effect of Merger on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any Company Stockholder:

(i) any Company Shares held in the Company’s treasury or held by the Company or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Company Shares held, directly or indirectly, by Parent, Purchaser or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in Section 3.01(a)(i) and Section 3.01(a)(ii), and subject to Section 3.01(b) and Section 3.03, each Company Share outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without any interest thereon and subject to any withholding of Taxes in accordance with Section 3.02(f); and

(iv) each share of common stock, par value $0.01 per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, $0.01 par value, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Closing.

(b) If, between the date of this Agreement and the Effective Time, any change shall occur in the outstanding Company Shares because of any reclassification, recapitalization, stock split or combination, division or subdivision of shares, stock dividend, reverse stock split, exchange, consolidation of shares, readjustment or other similar transaction, then the Merger Consideration and any other similarly dependent terms shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event.

Section 3.02 Payment for Company Shares.

(a) Unless otherwise mutually agreed by the Parties or Parent and the applicable Company Stockholders, at the Effective Time, (a) all Company Shares outstanding immediately prior to the Effective Time, upon the cancellation or conversion thereof in accordance with Section 3.01, shall automatically be canceled and shall cease to exist, and all holders of stock certificates (“Stock Certificates”) or book-entry shares (“Book-Entry Shares”) representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders, except the right to receive the Merger Consideration with respect to each Company Share evidenced thereby as provided in Section 3.01 (or appraisal rights as provided in Section 3.03 with respect to Dissenting Shares), and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Stock Certificates or Book-Entry Shares shall be made on such stock transfer books after the Effective Time.

(b) Prior to the Effective Time, Parent shall designate the Company’s current transfer agent or select a bank or trust company mutually agreeable to Parent and the Company to act as agent (the “Depository Agent”) for the holders of Company Shares to receive the Offer Price payable pursuant to Section 1.01(b) and to act as the paying agent (the “Paying Agent”) for the Company Stockholders to receive the Merger Consideration payable pursuant to Section 3.01(a)(iii). Parent shall enter into agreements reasonably acceptable to the Company with the Depository Agent and Paying Agent, respectively, relating to services to be performed by the Depository Agent in its capacity as Depository Agent and the Paying Agent in its capacity as Paying Agent, respectively. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.01(b), and with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 3.01(a)(iii); provided, that the Company shall, at the written request of Parent, deposit with the Depository Agent and/or the Paying Agent at the Effective Time such portion of such aggregate consideration from the Company’s Cash on Hand as specified in such request (it being understood that Parent shall deliver (i) a notice of such request to the Company at least three (3) Business Days prior to the Effective Time specifying a preliminary amount of the Company’s Cash on Hand to be deposited by the Company and (ii) its request to the Company at least one (1) Business Day prior to the Effective Time specifying the final amount equal to or less than the amount specified in the notice provided pursuant to the foregoing clause (i) of the Company’s Cash on Hand to be deposited by the Company) (the amounts collectively deposited, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger. If Parent decides to invest the Payment Fund, then the Payment Fund shall be invested as reasonably directed by Parent; provided, that (i) such investments shall be in (A) short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States, (B) commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively or (C) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, and (ii) no such investment shall have a maturity of more than thirty (30) days. Any interest and other income resulting from such investments shall become part of the Payment Fund and any amounts in excess of the amounts payable pursuant to Article I or this Article III shall promptly be paid to Parent upon demand. Parent and the Surviving Corporation shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 3.02(b). Nothing in this Agreement and no investment losses resulting from investment of the Payment Fund shall diminish the rights of any holder of Stock Certificates or Book-Entry Shares to receive, or Parent’s and the Surviving Corporation’s obligation to pay, such holder’s applicable portion of the Offer Price or Merger Consideration, as applicable.

(c) As soon as reasonably practicable after the Effective Time, and in any event not later than the third (3rd) Business Day after the Closing Date, Parent shall cause the Paying Agent to commence mailing to each Person who was, at the Effective Time, a holder of record of Company Shares (i) in the case of Stock Certificates, (A) a letter of transmittal in customary form (which shall specify that delivery of Stock Certificates shall be effected, and risk of loss and title to the Stock Certificates shall pass, upon delivery of the Stock Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (B) customary instructions for use in effecting the surrender of Stock Certificates, and (ii) in the case of Book-Entry Shares, customary instructions for use in effecting the surrender of Book-Entry Shares, in each case, in exchange for the right to receive the Merger Consideration with respect to each Company Share evidenced by such Stock Certificates or Book-Entry Shares, as applicable. Upon (1) in the case of Stock Certificates, delivery to the Paying Agent of Stock Certificates, together with a validly executed letter of transmittal, or (2) in the case of Book-Entry Shares, receipt by the Paying Agent of an “agent’s message” in customary form and such other evidence of surrender, if any, as the Paying Agent may reasonably request, the holders thereof shall be entitled to receive the Merger Consideration with respect to each Company Share evidenced by such Stock Certificates or Book-Entry Shares, as applicable, and the Stock Certificates and Book-Entry Shares so surrendered shall be canceled. In the event of a transfer of ownership of Stock Certificates that is not registered in the transfer records of the Company, the proper amount of Merger Consideration may be paid in exchange therefor to a Person other than the Person in whose name the Stock Certificates so surrendered are registered if (I) such Stock Certificate shall be properly endorsed or such Stock Certificates shall otherwise be in proper form for transfer and (II) the Person requesting such payment shall either (x) pay any transfer or other Taxes required under applicable Law by reason of such payment or (y) establish to the reasonable satisfaction of the Surviving Corporation and the Paying Agent that such transfer Tax either has been paid in full or is not applicable. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.02(c), each Stock Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration with respect to each Company Share evidenced thereby. No interest shall be paid on the portion of the Merger Consideration payable upon surrender of any Stock Certificate or Book-Entry Share.

(d) If any Stock Certificate shall have been lost, stolen or destroyed, then, notwithstanding anything to the contrary in Section 3.02(c), upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed, and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Stock Certificate, Parent shall cause the Paying Agent to pay to such Person the Merger Consideration payable pursuant to Section 3.01(a)(iii) with respect to each Company Share represented by such lost, stolen or destroyed Stock Certificate.

(e) Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to former holders of Stock Certificates and Book-Entry Shares one (1) year after the Closing Date shall be delivered by the Paying Agent to Parent upon demand. Any former holders of Stock Certificates or Book-Entry Shares who have not theretofore complied with this Section 3.02 shall thereafter look only to the Surviving Corporation or Parent for payment of any portion of the Merger Consideration, in accordance with this Article III and without any interest thereon, payable with respect to each Company Share previously evidenced by such Stock Certificates and Book-Entry Shares. Notwithstanding any provision of this Agreement to the contrary, none of the Company, Parent, the Surviving Corporation or the Paying Agent shall be liable to any Person for the portion of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Stock Certificates or Book-Entry Shares shall not have been surrendered prior to the date that any unclaimed portion of the Merger Consideration would otherwise become subject to any abandoned property, escheat or similar laws, any unclaimed funds payable with respect to such Stock Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation.

(f) Each of the Surviving Corporation, the Company Subsidiaries, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Offer Price or the Merger Consideration payable to any holder of Company Common Stock or any holder of Company Equity Awards or any other consideration otherwise payable pursuant to this Agreement or such amounts as it is required by Law to deduct and withhold with respect to Taxes. Each such payor shall timely remit the amounts so withheld to the appropriate Governmental Authority. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, holder of Company Equity Awards or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

Section 3.03 Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and which are held by holders of such Company Shares who are entitled to demand and who properly exercise appraisal rights with respect thereto in accordance with Section 262 of DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled only to the right to receive payment of the appraised value of such Company Shares in accordance with the provisions of

Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or otherwise waives, withdraws or loses such rights, such Company Shares will thereupon be treated as if they had been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration without any interest thereon and subject to any withholding of Taxes. The Company shall give Parent (a) prompt written notice of any written demand for appraisal pursuant to the DGCL received by the Company prior to the Offer Acceptance Time and the Effective Time, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares and (b) the opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not make any payment, settle or offer to settle, or, in each case, agree to do any of the foregoing, with respect to any such demand without Parent’s prior written consent.

Section 3.04 Equity Awards.

(a) Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company Option holders, at the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per-share exercise price for such Company Option, multiplied by (ii) the total number of Company Shares underlying such Company Option, without interest (the “Company Option Consideration”); provided, that, if the per-share exercise price of any such Company Option is equal to or greater than the Offer Price, such Company Option shall be canceled without any cash payment or other consideration being made in respect thereof and shall have no further force or effect. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the Company Option Consideration to each holder of a Company Option, less any Taxes withheld pursuant to Section 3.02(f), if such holder is Continuing Company Personnel, through the payroll of the Surviving Corporation, and if such holder is not Continuing Company Personnel, then Parent shall cause the Paying Agent to make such payment, in each case, within five (5) Business Days following the Effective Time.

(b) Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company RSU holders, at the Effective Time, each Company RSU that is outstanding and vested by its terms immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by this Agreement), shall be canceled and converted into the right of the holder of such Company RSU to receive an amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company RSU, multiplied by (ii) the Offer Price (the “Company RSU Consideration”). Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company RSU holders, at the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and that will not by its terms vest as of the Effective Time, shall be assumed and substituted without any action on the part of the holder thereof (the “Substituted RSUs”), and subject to compliance with Section 409A of the Code, the Substituted RSUs shall remain subject to the same terms and conditions thereof (including, without limitation, all vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable), as were applicable under such Company RSU immediately prior to the Effective Time, except (A) for changes to certain terms and conditions rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes that are not materially detrimental to the holder thereof and that in the reasonable and good faith determination of Parent are necessary to conform the administration of the Substituted RSUs and the Surviving Corporation and (B) that upon vesting and settlement of any Substituted RSUs, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company RSU that would have become vested pursuant to its terms, multiplied by (ii) the Offer Price (the “Substituted RSU Consideration”), payable at the same time as such Company RSUs for which Substituted RSUs were assumed and substituted would have been settled pursuant to its terms. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the Company RSU Consideration to each holder of a Company RSU, less any Taxes withheld pursuant to Section 3.02(f), if such holder is Continuing Company Personnel, through the payroll of the Surviving Corporation, and if such holder is not Continuing Company Personnel, then Parent shall cause the Paying Agent to make such payment, in each case, within five (5) Business Days following the Effective Time. The Parent shall cause the Surviving Corporation to pay the Substituted RSU Consideration to each holder of a Substituted RSU and on the applicable vesting and settlement date for such Substituted RSU. Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Company RSU if required in order to comply with Section 409A of the Code.

(c) Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company PSU holders, at the Effective Time, each Company PSU that is outstanding and vested by its terms immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by this Agreement), shall be canceled and converted into the right of the holder of such Company PSU to receive an amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company PSU, multiplied by (ii) the Offer Price (the “Company PSU Consideration”). Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company PSU holders, at the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time and that will not by its terms vest as of the Effective Time, shall be assumed and substituted without any action on the part of the holder thereof (the “Substituted PSUs”), and subject to compliance with Section 409A of the Code, the Substituted PSUs shall remain subject to the same terms and conditions thereof (including, without limitation, all vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable) as were applicable under such Company PSU immediately prior to the Effective Time, except (A) any performance-based vesting condition to which such Company PSU is subject shall be treated as having been attained at target achievement levels, such that the Substituted PSU will remain subject to the time-based vesting condition in effect for such Company PSU, (B) for changes to certain terms and conditions rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes that are not materially detrimental to the holder thereof and that in the reasonable and good faith determination of Parent are necessary to conform the administration of the Substituted PSUs and the Surviving Corporation and (C) that upon vesting and settlement of any Substituted PSUs, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company PSU that would have become vested pursuant to its terms (treating for this purpose any performance-based vesting condition to which such Company PSU is subject as having been attained at target achievement levels), multiplied by (ii) the Offer Price (the “Substituted PSU Consideration”), payable at the same time as such Company PSUs for which Substituted PSUs were assumed and substituted would have been settled pursuant to its terms. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the portion of the Company PSU Consideration, less any required withholding Taxes, payable pursuant to this Section 3.04(c) through the payroll of the Surviving Corporation (to the extent such Person is Continuing Company Personnel, and if such Person is not Continuing Company Personnel, the Paying Agent shall make such payment), to each holder of a Company PSU within five (5) Business Days following the Effective Time. The Parent shall cause the Surviving Corporation to pay the Substituted PSU Consideration to each holder of a Substituted PSU and on the applicable vesting and settlement date for such Substituted PSU. Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company PSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Company PSU if required in order to comply with Section 409A of the Code.

(d) Prior to the Effective Time, the Company Board or the appropriate committee thereof shall adopt resolutions providing for, and shall take all other actions that are necessary to effect, the treatment of the Company Equity Awards as contemplated by this Section 3.04.

Section 3.05 No Dividends or Distributions. No dividends or other distributions with respect to any capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to any holder of any unsurrendered Stock Certificate or Book-Entry Shares.

Section 3.06 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in the Company Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly nonspecific or predictive, cautionary or forward-looking), (y) as set forth in the disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), or (z) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty of this Article IV, the Company represents and warrants to Parent and Purchaser as follows:

Section 4.01 Organization, Standing and Power. Each Company Entity is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, if such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, as applicable, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Entity has all requisite corporate or other legal entity power and authority to enable it to own, operate, lease or otherwise hold its assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Entity is duly qualified or licensed to do business in each jurisdiction where the nature of its businesses or the ownership, operation or leasing of its assets make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificate of incorporation, as amended, of the Company in effect as of the date of this Agreement (the “Company Certificate”) and the bylaws of the Company, as amended, in effect as of the date of this Agreement (the “Company Bylaws”). The Company is not in violation of the Company Certificate or the Company Bylaws in any material respect.

Section 4.02 Company Subsidiaries. All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by a Company Entity, free and clear of Liens (except Permitted Liens). Section 4.02 of the Company Disclosure Letter lists all of the Company Subsidiaries as of the date of this Agreement. The Company has made available to Parent true, correct and complete copies of the articles of incorporation and bylaws (or equivalent Organizational Documents) of each Company Subsidiary in effect as of the date of this Agreement. The Company Subsidiaries are not in violation of their respective organizational or governing documents, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 Company Shares, par value $0.0001 per share, and 10,000,000 shares of preferred stock of the Company, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on April 30, 2018 (the “Capitalization Date”): (i) 49,933,908 Company Shares were issued and outstanding (which excludes the Company Shares relating to the Company Options, Company RSUs and Company PSUs referred to in the penultimate sentence of this paragraph); (ii) no shares of Company Preferred Stock were issued and outstanding; and (iii) no Company Shares were held by the Company in its treasury. As of the Capitalization Date, the Company has reserved 4,436,446 Company Shares for issuance pursuant to the Company Stock Plans. As of the Capitalization Date: (A) 739,398 Company Shares were subject to issuance pursuant to outstanding Company Options (with a weighted average exercise price equal to $13.36307 per Company Share); (B) 2,578,825 Company Shares were subject to issuance pursuant to outstanding Company RSUs; and (C) 165,198 Company Shares were subject to issuance pursuant to outstanding Company PSUs assuming achievement at target levels. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Equity Securities except as set forth on Section 4.03(c) of the Company Disclosure Letter.

(b) All outstanding Company Shares are, and all Company Shares that may be issued upon the exercise of Company Options and the vesting and settlement of Company RSUs and Company PSUs shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right. Except as set forth in Section 4.03(a), as of the date of this Agreement, there are no issued, reserved for issuance or outstanding, and there are not any outstanding obligations of any Company Entity to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of any Company Entity or any securities of any Company Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any Company Entity or (ii) any warrants, calls, options, phantom stock, stock appreciation rights, or other rights or binding arrangements to acquire from any Company Entity, or any other obligation of any Company Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any capital stock of any Company Entity or any securities of any Company Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in (including voting debt in) any Company Entity (the foregoing clauses (i) and (ii), collectively, “Equity Securities”). Except as set forth in Section 4.03(b) of the Company Disclosure Letter, no Company Entity has any outstanding obligation to repurchase, redeem or otherwise acquire any Equity Securities. There are no accrued and unpaid dividends with respect to any outstanding Equity Securities.

(c) Subject to compliance with applicable Laws relating to data privacy, Section 4.03(c) of the Company Disclosure Letter sets forth a listing of all outstanding Company Equity Awards as of the Capitalization Date and includes, on a grant by grant basis, the grant date, type of Company Equity Award, number of Company Equity Awards granted, vesting schedule and current vesting status (prior to giving effect to the transactions contemplated by this Agreement). All grants of Company Options, Company RSUs and Company PSUs were made in accordance with the terms of the applicable Company Stock Plan and the Company’s form of option award agreement, restricted stock unit award agreement and performance stock unit award agreement, as applicable, and true, correct and complete copies of which (along with executed copies of each such option award agreement, restricted stock unit award agreement and performance stock unit award agreement) have been made available to Parent, and all grants of Company Options, Company RSUs and Company PSUs are in compliance in all material respects with all applicable Laws, and the per share exercise price of each Company Option is equal to or greater than the fair market value of Company Share on the date of grant.

(d) Except as set forth on Section 4.03(d) of the Company Disclosure Letter, there are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Security of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of its Subsidiaries.

(e) Other than equity securities of its Subsidiaries or equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

Section 4.04 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants, obligations and agreements under this Agreement and, subject to the satisfaction of the requirements of Section 251(h) of the DGCL, to consummate the Offer and the Merger. The Company Board has unanimously resolved to adopt each of the Board Actions, including the Company Board Recommendation, at a meeting duly called at which a quorum of the Company Board was present. Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for the filing of the Schedule 14D-9, any other Filing with the SEC in respect of the Offer or the Merger required under applicable Law, including the Exchange Act, the Certificate of Merger and any other documents as required by the DGCL, no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve this Agreement or to consummate the Offer, the Merger or the other transactions contemplated hereby. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against the Company in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 4.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements under this Agreement and the consummation of the Offer and the Merger will not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of any Company Entity, (ii) subject to obtaining the Consents set forth in Section 4.05(a) of the Company Disclosure Letter and each of the Filings referred to in Section 4.05(b) being made and any applicable waiting periods referred to therein having expired, conflict with, result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material Contract or any material Permit applicable to the businesses of the Company Entities, (iii) subject to obtaining the Consents referred to in Section 4.05(a) of the Company Disclosure Letter and making the Filings referred to in Section 4.05(b) and assuming that the conditions of Section 251(h) of the DGCL have been satisfied with respect to the Offer and the Merger, conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to any Company Entity or their respective properties or assets or (iv) result in the creation of any Lien (except Permitted Liens) upon any of the properties or assets of any Company Entity, except for, in the case of the foregoing clauses (ii) through (iv), any matter that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Offer or the Merger.

(b) No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing (“Filing”) made to or with, any Governmental Authority is required to be obtained or made by any Company Entity in connection with the Company’s execution and delivery of this Agreement or its performance of its covenants and agreements under this Agreement or the consummation of the Offer or the Merger, except for the following:

(i) (A) the filing with the SEC of the Schedule 14D-9 and any other Filing with the SEC in respect of the Offer or the Merger required under applicable Law, including the Exchange Act or the Securities Act and (B) any Filing in respect of the Offer or the Merger under applicable state “blue sky” or similar securities Laws;

(ii) (A) the filing with the Department of Justice and the Federal Trade Commission of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger, (B) the expiration or termination of the waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement, including the Offer and the Merger (the “HSR Clearance”) and (C) any other Consents or Filings that are required to be obtained or made under any Antitrust Law in connection with the Offer or the Merger;

(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(iv) the filing of Texas Form FIN531 or its equivalent with the Texas Department of Insurance and the required written notice to the Hawaii Department of Commerce and Consumer Affairs – Insurance Division (collectively, the “Insurance Filings”); and

(v) such other Filings or Consents the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.06 Company Reports; Financial Statements.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since June 30, 2016 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules and amendments thereto and all information incorporated therein by reference, but excluding the Schedule 14D-9, being collectively referred to as the “Company Reports”). Each Company Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and the Company’s consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to the absence of footnote disclosure and to normal fiscal year-end adjustments). There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC. True, correct and complete copies of all Company Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. To the Knowledge of the Company, none of the Company Reports are the subject of ongoing SEC review or outstanding

SEC comment or other governmental inquiries or investigations regarding the accounting practices of the Company.

(b) No Company Entity has any liability that is required by GAAP to be set forth on a consolidated audited balance sheet of the Company Entities or disclosed in the footnotes thereto, except liabilities: (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company Entities included in the Company Reports filed prior to the date of this Agreement; (ii) incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Financial Statements; (iii) incurred in connection with the Offer or the Merger or any other transaction or agreement contemplated by this Agreement; or (iv) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. The Company (i) maintains “disclosure controls and procedures” required by Rules 13a-15 or 15d-15, as applicable, under the Exchange Act that are effective to ensure the reliability of financial reporting and that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiency and material weakness in the design or operation of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that such system was effective. Since June 30, 2016, none of the Company, the Company Board, the audit committee of the Company Board or, to the Company’s Knowledge, the Company’s auditors has received any written, or to the Company’s Knowledge, oral notification of any matter set forth in the preceding clause (A) or (B).

(d) With respect to any Company Subsidiary or Affiliate of the Company that accepts insurance or reinsurance risk, as those terms are commonly understood under applicable Laws (such entities collectively, “Insurance Subsidiaries”), have maintained and filed all financial statements required by applicable Laws (“Statutory Statements”). The loss reserves reflected in the Insurance Subsidiaries’ most recent Statutory Statements: (i) have been computed and determined in accordance with then generally accepted actuarial standards consistently applied, (ii) are fairly stated in accordance with sound actuarial principles and (iii) have been computed on the basis of assumptions consistent with those used in computing the corresponding reserves in all prior-filed Statutory Statements, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.07 Absence of Certain Changes or Events. From January 1, 2018 to the date of this Agreement:

(a) except for this Agreement and the transactions contemplated by this Agreement, each Company Entity has conducted its respective businesses in all material respects in the ordinary course of business;

(b) the Company has not taken any action that would require the consent of Parent under Section 6.01(b) (other than in respect of clauses (i), (iv), (v), (vii)(A), (vii)(C), (vii)(D), (ix), (xiv), (xvii), (xxii) and, to the extent related to the foregoing clauses, clause (xxiv), of Section 6.01(b)), if taken or proposed to be taken after the date hereof; and

(c) there are no Effects that have had or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.08 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity has (A) timely filed or caused to be timely filed, taking into account any extensions, all Tax Returns required to have been filed by it and such Tax Returns are complete and correct in all respects and (B) timely paid or caused to be timely paid all Taxes due and payable (whether or not such Taxes were shown to be due on any Tax Return).

(b) No audit, examination, or other proceeding with respect to any material Taxes is pending, currently being conducted, or threatened in writing as of the date of this Agreement.

(c) No Company Entity has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax, which waiver or extension is still in effect.

(d) No Company Entity is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement, except for such an agreement or arrangement (A) exclusively between or among the Company Entities, (B) entered into in the ordinary course of business and not primarily related to Taxes or (C) that will terminate as of the Closing Date without any further payments being required to be made thereunder.

(e) No Company Entity (A) has been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a combined, consolidated, or unitary Tax Return (other than a group the common parent of which was another Company Entity) or (B) has any liability for the Taxes of any Person (other than any other Company Entity) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), or as a transferee or successor.

(f) Within the three- (3-) year period ending on the date of this Agreement, no Company Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g) No Company Entity has received written notice since June 30, 2016, from any Governmental Authority in a jurisdiction in which Company Entities do not file Tax Returns that such Company Entity is or may be subject to taxation by that jurisdiction.

(h) No Company Entity has engaged in a “listed transaction” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(i) No Company Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (A) change in method of accounting with respect to a taxable period (or portion thereof) ending on or prior to the Closing Date; (B) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-United States income Tax Law), entered into prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (F) election under Section 108(i) of the Code made on or prior to the Closing Date.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a material liability to the Company Entities, each Company Entity has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a material liability to the Company Entities, each of the Company Entities has properly collected and remitted sales, value added, and similar Taxes with respect to sales made to its customers or have properly received and retained any appropriate Tax exemption certificates and other documentation for all sales made without charging or remitting sales, value added, or similar Taxes that qualify such sales as exempt from sales, value added, and similar Taxes.

(l) Notwithstanding any other representation or warranty in this Article IV (i) except to the extent Section 4.09 relates to Taxes, the representations and warranties in this Section 4.08 are the sole and exclusive representations and warranties of the Company relating to Taxes, and no other representation or warranty of the Company in this Agreement shall be construed to relate to Taxes, and (ii) nothing in this Agreement (including this Section 4.08) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of any Company Entity.

Section 4.09 Employee Benefits.

(a) Section 4.09(a) of the Company Disclosure Letter lists each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, complete and accurate copies of: (i) the plan document of such Company Benefit Plan and any amendments thereto; (ii) the most recent Form 5500 (and attached schedules) filed with the IRS; (iii) the most recent financial statements and actuarial valuation reports, if any; (iv) each trust, insurance, annuity or other funding Contract or arrangement related thereto; (v) the most recent determination or opinion letter, if any, issued by the IRS; and (vi) the most recent summary plan description and any summaries of material modifications.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been established, funded, administered, and maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, a material liability to the Company, there are no pending or, to the Knowledge of the Company, threatened Claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any fiduciary thereof or audits, investigations or other proceedings by any Governmental Authority with respect to any Company Benefit Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a material liability to the Company Entities, none of the Company Entities or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan and all contributions, distributions, premiums, and other payments with respect to any Company Benefit Plan that are due have been timely made, and all contributions, distributions, premiums, and other payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued in accordance with GAAP.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a material liability to the Company, each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, as applicable, from the IRS with respect to its qualified status and nothing has occurred since the date of the most recent such letter that would reasonably be expected to cause the loss of such qualified status of such Company Benefit Plan.

(f) No Company Entity has any material current or contingent liability for providing, or obligation or promise to provide, any health, medical or other welfare benefits after retirement or other termination of employment, except for health care continuation coverage required to be provided under Section 4980(B)(f) of the Code or similar Law for which the recipient pays the full premium cost or health care coverage through the end of the calendar month in which a termination of employment occurs.

(g) During the previous six (6) years, neither the Company or any of the Company Subsidiaries nor any of their respective ERISA Affiliates has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), and neither the Company nor any of the Company Subsidiaries has any current or contingent liability with respect to (i) an employee benefit plan that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) a Multiemployer Plan.

(h) Except as provided on Section 4.09(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Offer or the Merger (either alone or in combination with another event) shall result in (i) acceleration of the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other obligation under any Company Benefit Plan, (ii) any increase any compensation or benefits otherwise payable under any Company Benefit Plan, (iii) any payment becoming due to any current or former employee, officer or other individual service provider of the Company or (iv) any payment, amount, or benefit or provision of any payment, amount or benefit (including the accelerating of vesting) that would constitute separately or in the aggregate, an “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due. Neither the Company nor any of its Affiliates have any obligation to gross-up or reimburse any individual for any Taxes under Section 4999 or 409A of the Code.

(i) Except as would not be material to the Company Entities, each Company Benefit Plan that is subject to Section 409A of the Code has been maintained and administered in compliance with the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including proposed and final regulations, notices and rulings) thereunder.

(j) Except as would not have a Company Material Adverse Effect, (i) each Company Benefit Plan maintained for the benefit of employees located outside the United States (each, an “International Company Benefit Plan”) has been established, maintained, funded, administered, and maintained in compliance with its terms and all applicable Laws, and (ii) each International Company Benefit Plan that is required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. No International Company Benefit Plan is a defined benefit plan or has any material unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued.

Section 4.10 Labor and Employment Matters. No Company Entity is party to or bound by any collective bargaining agreement or other Contract with any Employee Representative with respect to any of their respective employees. To the Knowledge of the Company, there are, and since June 30, 2016, have been, no labor union representation or certification proceedings with respect to employees of any Company Entity pending or threatened in writing to be brought or filed with the National Labor Relations Board or any similar labor relations tribunal or authority. To the Knowledge of the Company, no employees of any Company Entity are represented by an Employee Representative with respect to their employment with any Company entity and there are, and since June 30, 2016, have been, no Employee Representative organizing activities with respect to employees of any Company Entity. There are, and since June 30, 2016, have been, no labor strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting any Company Entity.

Section 4.11 Litigation. There is no Claim before any Governmental Authority pending or, to the Knowledge of the Company, threatened against any Company Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Judgment outstanding against any Company Entity that would reasonably be expected to have, individually or in the aggregate, a Company

Material Adverse Effect. None of the directors or officers of any Company Entity is subject to any Claim, Judgment or agreement with any Governmental Authority in their capacity as such, and to the Knowledge of the Company, none of the directors or officers of the Company or its Subsidiaries have any Claim or Judgment threatened in writing against them, in each case, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.11 does not relate to Taxes, Company Benefit Plans (including their compliance with any applicable Law) or ERISA, Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters, or Intellectual Property, which are addressed in Sections 4.08, 4.09, 4.13 and Section 4.16, respectively.

Section 4.12 Compliance with Applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since June 30, 2016, through the date hereof, the Company Entities have been in compliance with all applicable Laws and all Permits applicable to the businesses of the Company Entities. Since June 30, 2016, through the date hereof, neither the Company nor any of its Subsidiaries has received any written notices of violation with respect to any Laws applicable to it, in each case, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.12 does not relate to Taxes, Company Benefit Plans (including their compliance with any applicable Law) or ERISA, Environmental Permits, Environmental Laws, Environmental Claims, Releases, or Hazardous Materials or other environmental matters, which are addressed in Sections 4.08, 4.09 and 4.13, respectively.

Section 4.13 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company Entities are, and since June 30, 2016, have been, in compliance with all applicable Environmental Laws, and each Company Entity has obtained, maintained and is, and since June 30, 2016, has been, in compliance with any Permit required pursuant to such Environmental Laws (each “Environmental Permit”), and since June 30, 2016, no Company Entity has received any written communication from a Governmental Authority or other Person that alleges that any Company Entity is in violation of, or has any liability under, any Environmental Law or any Environmental Permit;

(ii) there are no Environmental Claims pending or Judgments outstanding against any Company Entity;

(iii) to the Knowledge of the Company, since June 30, 2016, no Environmental Claims have been threatened in writing against any Company Entity;

(iv) to the Knowledge of the Company, there are and have been no Releases of, and there has been no treatment, storage, generation, processing, disposal (or arrangement for disposal), transportation or handling of, or exposure of any Person to, Hazardous Materials by any Company Entity, and no Company Entity has owned or operated any property contaminated by any Hazardous Materials, including any property currently owned, leased or operated by any Company Entity, in each case, that would form the basis of any Environmental Claim against and result in any environmental liability for any Company Entity; and

(v) no Company Entity has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person relating to Environmental Laws or Hazardous Materials.

(b) Notwithstanding any other representation or warranty in this Article IV, the representations and warranties in this Section 4.13 and Sections 4.05, 4.06, 4.07 and 4.14 are the sole and exclusive representations and warranties of the Company relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters, and no other representation or warranty of the

Company in this Agreement shall be construed to relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters. The Company has furnished or made available to Purchaser all material environmental assessments, audits and reports relating to the current or former properties, facilities or operations of the Company or any Company Entity which are in its possession.

Section 4.14 Contracts.

(a) Except for this Agreement and as set forth on Section 4.14 of the Company Disclosure Letter, as of the date of this Agreement, no Company Entity is a party to any Contracts that fall within the following categories (collectively, the “Material Contracts”):

(i) any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any employment, management, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation Contract not terminable at will by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing obligations as of the date of this Agreement with any executive officer or other employee at the senior vice president level or above, or any member of the Company Board;

(iii) any Contract with any Top Customer or Top Vendor pursuant to which material payments are to be made or received by a Company Entity or material obligations of a Company Entity remain outstanding after the date of this Agreement;

(iv) any Contract with any Top Customer or Top Vendor containing any covenant or other provision: (A) limiting the right of the Company or any of its Subsidiaries, to engage in any material line of business or to compete with any Person in any line of business that is material to the Company; (B) prohibiting the Company or any of its Subsidiaries from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting a material right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions, in each case, other than any such Contracts that (1) may be cancelled without material liability to the Company or any of its Subsidiaries upon notice of ninety (90) days or less, or (2) are not material to the Company or any of its Subsidiaries, taken as a whole;

(v) any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries; or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company, in each case, with a value greater than $10,000,000 after the date of this Agreement other than in the ordinary course of business;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other Indebtedness, in each case in excess of $1,000,000 other than (A) accounts receivables and payables in the ordinary course of business, (B) intercompany loans among the Company and its Subsidiaries in the ordinary course of business and (C) extensions of credit to customers in the ordinary course of business;

(vii) any lease or sublease with respect to any material real property of the Company or any of its Subsidiaries;

(viii) any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger;

(ix) any Contract providing for indemnification of any officer, director or employee at the vice president level or above by the Company or any of its Subsidiaries;

(x) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any of its Subsidiaries will have any material obligations after the date of this Agreement;

(xi) any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third party);

(xii) any license or royalty agreement relating to the acquisition, use, licensing-in, or sublicensing-in of any material third party Intellectual Property entered into during the two (2)-year period prior to the date of this Agreement, other than (A) licenses of commercially available software that provide for annual payments by a Company Entity of less than $1,000,000 per year, (B) non-exclusive licenses of patents for which the Company Entities have paid fees of less than $10,000,000 in the aggregate, (C) acquisitions of patents for which the Company Entities have paid fees of less than $10,000,000 in the aggregate, (D) non-disclosure agreements entered into in the ordinary course of business and (E) licenses that are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

(xiii) (A) material licenses-out of Intellectual Property granted to a third party during the two (2)-year period prior to the date of this Agreement, other than (1) non-exclusive licenses and covenants not to sue under patent rights or with respect to data, (2) non-exclusive licenses granted to contractors relating to the provision of services for the benefit of the Company Entities and (3) non-exclusive technology licenses granted to customers of any Company Entity (including “members” or customers of the Company business) in the ordinary course of business; and (B) the membership agreements between the Company and each of the Top Customers;

(xiv) Contracts entered into during the two (2)-year period prior to the date of this Agreement under which any third party has developed or agreed to develop any material Intellectual Property for any Company Entity, other than any Contracts between a Company Entity and an employee of a Company Entity; and

(xv) any collective bargaining agreement or other Contract with any Employee Representative.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Material Contract is a valid, binding and legally enforceable obligation of each Company Entity party thereto and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions; (ii) as of the date hereof, each Company Entity party thereto has performed all obligations required to be performed by it to date under each such Material Contract; (iii) to the Knowledge of the Company, each such Material Contract is in full force and effect; and (iv) as of the date of this Agreement, no Company Entity is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except, in the case of clause (i) or clause (iii), with respect to any Material Contract which expires by its terms (as in effect as of the date hereof) or which is terminated in accordance with the terms thereof by the Company in the ordinary course of business consistent with past practice.

(c) As of the date hereof, to the Knowledge of the Company, there has not been, nor has the Company or any of its Subsidiaries received notice of, any violation of any Material Contract by any of the other parties thereto that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has waived any rights under any Material Contract, the waiver of which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Neither the Company nor any Subsidiary has (i) breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Contract with a Governmental Authority,

(ii) been suspended or debarred from bidding on Contracts by a Governmental Authority, (iii) been audited or investigated by any Governmental Authority with respect to any Contract with a Governmental Authority, (iv) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Contract with a Governmental Authority, (v) had any Contract with a Governmental Authority terminated for default or failure to perform or (vi) granted the government unlimited rights or government purpose rights in any Intellectual Property of the Company, in each case (i) through (vi), which would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15 Real Property. Neither the Company nor any Company Subsidiary owns any real property. Section 4.15 of the Company Disclosure Letter provides a true and complete list of all Leases (including all amendments, extensions, renewals and guaranties with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document). The Company has delivered or made available to Purchaser a true and complete copy of each such Lease document. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as provided in Section 4.15 of the Company Disclosure Letter, with respect to each of the Leases: (i) to the Company’s Knowledge, such Lease is legal, valid, binding, enforceable and in full force and effect subject in all respects to the Bankruptcy and Equity Exceptions; (ii) the Company’s or Company Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Company’s Knowledge, there are no disputes with respect to such Lease; (iii) neither the Company or Company Subsidiary nor, to the Company’s Knowledge, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) the Company or Company Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (v) the Company or Company Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (vi) each Company Entity has valid leasehold, easement or other rights to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its businesses as currently conducted. This Section 4.15 does not relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters, or Intellectual Property, which are addressed in Sections 4.13 and 4.16, respectively.

Section 4.16 Intellectual Property.

(a) Section 4.16(a)(x) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement of all: (i) issued patents and patent applications; (ii) trademark registrations and applications; (iii) copyright registrations, and (iv) internet domain names, in each case, owned by a Company Entity as of the date of this Agreement (the “Registered Company IP”). Except as set forth in Section 4.16(a)(y) of the Company Disclosure Letter, a Company Entity is the sole and exclusive owner of each item of Registered Company IP, free and clear of all material Liens (except Permitted Liens). For the avoidance of doubt, any Lien that would result in any “member” of the Company not receiving the protections afforded to it under its membership agreement shall be considered a material Lien.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, as of the date of this Agreement, (i) the conduct of the businesses of the Company Entities as presently conducted by the Company Entities does not infringe, misappropriate or otherwise violate, and as conducted since June 30, 2016, has not infringed, misappropriated, or otherwise violated, any Person’s Intellectual Property rights, and there is no such Claim before any Governmental Authority pending or, to the Knowledge of the Company, threatened against any Company Entity and (ii) there are no proceedings or actions pending or threatened before any Governmental Authority to which any of the Company Entities is and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any material Intellectual Property owned by the Company Entities, including all Registered Company IP.

(c) The Company Entities have taken commercially reasonable steps to protect the confidentiality of their trade secrets and other confidential information. Except as would not be material to the Company and its Subsidiaries, to the Knowledge of the Company, as of the date of this Agreement, there has been no actual or alleged security breaches or unauthorized use, access or intrusions of any Company Systems or other unauthorized access to or loss, theft or misuse of any trade secrets or other confidential information of the Company Entities.

(d) Except as would not be material to the Company and its Subsidiaries, the Company Entities exclusively own or have the right to use pursuant to a valid, written agreement, all Intellectual Property used in or necessary for the operation of the businesses of the Company Entities, including the right to sublicense all Intellectual Property sublicensed by any Company Entity to third parties.

(e) All Persons who have participated in or contributed to the creation, modification or development of any Intellectual Property or Company Products for or on behalf of any Company Entity in all material respects have executed and delivered to Company Entity a valid and enforceable agreement providing for (i) the nondisclosure by such Person of any confidential information of the Company Entities and (ii) the assignment (via a present grant of assignment) by such Person to a Company Entity of all of such Person’s right, title and interest in and to all Intellectual Property created within the scope of such Person’s employment by, engagement by or contract with any Company Entity.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company Entities use commercially reasonable efforts to protect the confidentiality, integrity and security of the Company Systems and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, (ii) to the Knowledge of the Company, there are no bugs, viruses or defects, design or documentation errors, corruption or malicious computer code or programs present in any Company System or Company Product and (iii) the Company Systems are adequate for the operation of the businesses of the Company Entities as currently conducted.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and as set forth in Section 4.16(g) of the Company Disclosure Letter, no source code owned by any of the Company Entities has been disclosed, released, made available or delivered (and no Person has agreed to disclose, release, or deliver such source code under any circumstance) to any third party, and no Person other than the Company Entities is in possession of any such source code or has been granted any license or other right with respect therein or thereto. Except as would not, individually or in the aggregate, be material to the operations of the businesses of the Company Entities, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any source code owned by any of the Company Entities be disclosed, licensed, released, made available or delivered to any third party.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, with respect to any Third Party Component that constitutes Open Source Software, the Company Entities are and have been in compliance with all applicable licenses with respect thereto. None of the Software owned by any Company Entity nor any of the Company Products is subject to any license for Open Source Software in a manner that has or would require any public distribution of any such Software or Company Product in source code form.

(i) To the Knowledge of the Company, all Intellectual Property used in or necessary to the conduct of the business of the Company Entities as currently conducted shall be owned or available for use by the Company Entities immediately after the Closing on terms and conditions identical to those under which the Company Entities owned or used such Intellectual Property immediately prior to the Closing.

(j) Notwithstanding any other representation or warranty in this Article IV, the representations and warranties in Section 4.12, Section 4.14 and this Section 4.16 are the sole and exclusive representations and warranties of the Company relating to Intellectual Property, and no other representation or warranty of the Company in this Agreement shall be construed to relate thereto.

Section 4.17 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, all material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid. As of the date hereof, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.18 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Article V, the Company Board has taken all actions necessary or appropriate so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Company Board under Law, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer and the Merger.

Section 4.19 Brokers’ Fees and Expenses. Except for GCA Advisors, LLC (the “Company Financial Advisor”), the fees and expenses of which shall be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer or the Merger or based upon arrangements made by or on behalf of the Company.

Section 4.20 Opinion of Financial Advisor. The Company Board has received a written opinion of the Company Financial Advisor, dated as of April 30, 2018 (the “Fairness Opinion”), to the effect that, as of the date of such opinion, and subject to the factors, qualifications, considerations, assumptions and limitations set forth therein, the Offer Price and the Merger Consideration to be received by the holders of Company Shares pursuant to the Offer and the Merger are fair, from a financial point of view, to such holders, a copy of which opinion will be made available to Parent for informational purposes only on a non-reliance basis promptly following receipt by the Company Board.

Section 4.21 No Rights Plan. There is not in effect any stockholder rights plan, “poison pill,” antitakeover plan or other similar device that is applicable to the Offer or the Merger.

Section 4.22 Affiliate Transactions. No (a) present or former executive officer or director of the Company, (b) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the Company Common Stock or (c) Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clause (a) or clause (b) is a party to or has engaged in any transaction, agreement, commitment, arrangement or understanding with any Company Entity, excluding any employee, employee benefit, severance or similar agreement, confidentiality agreement, invention assignment agreement, noncompetition agreement, indemnification agreement with any present or former officer or director the Company, any Company Stock Plan or Contract in connection therewith, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that has not been so disclosed.

Section 4.23 Customers and Vendors.

(a) Section 4.23(a) of the Company Disclosure Letter contains a true, correct and complete list of the fifteen (15) largest customers of the Company and the Company Subsidiaries based on the run rate revenue for the fiscal year ended December 31, 2017 (the “Top Customers”), and the amount of such run rate revenue for each customer. All Top Customers continue to be customers of the Company or the applicable Company Subsidiary as of the date hereof and no Top Customer has terminated, canceled or materially reduced its business with the Company or any of the Company Subsidiaries or otherwise adversely modified the terms of its business relationship with the Company or any of the Company Subsidiaries, or indicated in writing an intention to terminate, cancel or materially reduce its business with the Company or the Company Subsidiaries from the levels achieved during the fiscal year ended December 31, 2017, or adversely modify the terms of its business relationship with the Company or the Company Subsidiaries in any material manner.

(b) Section 4.23(b) of the Company Disclosure Letter contains a true, correct and complete list of the ten (10) largest vendors to whom the Company and the Company Subsidiaries incurred the greatest amount of expenditures in the aggregate for the fiscal year ended December 31, 2017 (the “Top Vendors”), and the amount of such expenditures for each vendor. As of the date hereof, no Top Vendor has terminated, canceled or materially reduced its business with the Company or any of the Company Subsidiaries or otherwise adversely modified the terms of its business relationship with the Company or any of the Company Subsidiaries except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.24 International Trade and Anti-Corruption Matters.

(a) No Company Entity nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents acting on behalf of the Company or any Company Subsidiary, is currently, or has been in the last five (5) years: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws; (iv) engaging in any export, re-export, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws; or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the IRS (collectively, “Trade Control Laws”), in each case, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Neither the Company nor any Company Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents acting on behalf of the Company or any Company Subsidiary, has at any time made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) During the five (5) years prior to the date hereof, neither the Company nor any Company Subsidiary has, in connection with or relating to the business of the Company or any of its Subsidiaries, received from any Governmental Authority any notice, inquiry, or internal or external, allegation; or made any voluntary or involuntary disclosure to a Governmental Authority related to Trade Control Laws or Anti-Corruption Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.25 Vote Required. No vote or consent of the holders of any class or series of capital stock of the Company is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 4.26 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in Article V, the Company specifically acknowledges and agrees that none of Parent, Purchaser or any of their respective Affiliates, Representatives or equity holders makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity). Except for the representations and warranties expressly set forth in this Article IV, the Company hereby expressly disclaims and negates (a) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) the Company Entities or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including information with respect to the future revenues, earnings, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company Entities, as well as any other business plan and cost-related plan information of the Company Entities), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, Purchaser or any of their respective Affiliates or its Representatives, in each case, whether made by the Company, the Company Entities or any of their respective Affiliates, Representatives or equity holders or any other Person (this clause (ii), collectively, “Projections”) and (b) all liability and responsibility for any such other representation or warranty or any Projection.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery by Parent and Purchaser of this Agreement (the “Parent Disclosure Letter”), Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization, Standing and Power. Each of Parent and Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each of Parent and Purchaser has all requisite corporate or organizational, as the case may be, power and authority to own, operate, lease or otherwise hold its assets and to conduct its businesses as presently conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Purchaser is duly qualified or licensed to do business in each jurisdiction where the nature of its businesses or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.02 Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of Parent and Purchaser of this Agreement has been and the consummation by each of Parent and Purchaser of the Offer, the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other legal entity action on the part of each of Parent and Purchaser and no other corporate or other legal entity proceedings on the part of each of Parent or Purchaser, respectively, are necessary to authorize this Agreement or to consummate the Offer, the Merger and the other transactions contemplated by this Agreement (other than the filing of the Certificate of Merger and any other documents as required by the DGCL). Such actions and proceedings have not been amended or withdrawn as of the date of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, each such agreement constitutes, or will constitute at the time of such authorization, execution and delivery, a legal, valid and binding obligation of each of Parent and Purchaser, as applicable, enforceable against Parent and Purchaser, as applicable, in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

(b) The board of directors of Purchaser and Parent have adopted resolutions (i) determining that it is in the best interests of Purchaser and Parent, as Purchaser’s sole stockholder, and declared it advisable, for Purchaser and Parent to enter into this Agreement and (ii) approving the execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement. Such resolutions have not been amended or withdrawn as of the date of this Agreement.

Section 5.03 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Parent and Purchaser does not, and the performance by each of Parent and Purchaser of its covenants and agreements under this Agreement and the consummation of the Offer or the Merger will not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Purchaser, (ii) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract to which Parent or Purchaser is a party or by which any of their respective properties or assets is bound or any material Permit applicable to the businesses of Parent and its Subsidiaries or (iii) subject to obtaining the Consents referred to in Section 5.03(b) and making the Filings referred to in Section 5.03(b) and any applicable waiting periods referred to therein have expired, conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or Purchaser or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Consent of or from, or Filing made to or with, any Governmental Authority, is required to be obtained or made by Parent or any Subsidiary of Parent in connection with Parent’s and Purchaser’s execution and delivery of this Agreement and, in the case of Parent, their performance of their covenants and agreements under this Agreement, or the consummation of the Offer or the Merger, except for the following:

(i) (A) the filing with the SEC of the Schedule TO and any other Filing with the SEC in respect of the Offer or the Merger required under applicable Law, including the Exchange Act or the Securities Act and (B) any Filing in respect of the Offer or the Merger under applicable state “blue sky” or similar securities Laws;

(ii) (A) the filing with the Department of Justice and the Federal Trade Commission of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger, (B) the HSR Clearance and (C) any other Consents or Filings that are required to be obtained or made under any Antitrust Law in connection with the Offer or the Merger;

(iii) the Insurance Filings; and

(iv) such other Filings and Consents the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 Litigation. There is no Claim before any Governmental Authority pending or, to the Knowledge of Parent, threatened against Parent or Purchaser that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Judgment outstanding against Parent or Purchaser that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Compliance with Applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and Purchaser are in compliance with all applicable Laws and material Permits applicable to the businesses of Parent and Parent’s Subsidiaries.

Section 5.06 Financing. Parent has delivered to the Company true, complete and accurate fully executed copies of (a) a debt commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, between

Jefferies Finance LLC (the “Lender”, and the Lender, together with its Affiliates and its and its Affiliates’ respective officers, directors, employees, agents and representatives and the respective successors and assigns of the foregoing, the “Lender Related Parties”) and Parent, (b) the related fee letter (the “Fee Letter”, and collectively with the Debt Commitment Letter, the “Debt Letters”) redacted in a customary manner solely with respect to the fees, pricing caps, and certain economic terms (including economic flex terms), which redacted information does not adversely affect the amount, availability, or conditionality of the funding of the Debt Financing, in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date hereof, pursuant to which and subject to the terms and conditions thereof, the Lender has committed to lend the amounts set forth therein to Purchaser (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letter and (c) an equity commitment letter, (the “Equity Commitment Letter” and together with the Debt Letters, the “Commitment Letters”), dated as of the date hereof, between Sponsor and Purchaser, pursuant to which Sponsor has committed to invest the amounts set forth therein in connection with the transactions contemplated herein (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Commitment Letters (i) have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and (ii) to the Knowledge of Parent, no such withdrawal, rescission, amendment, restatement, modification or waiver is contemplated (other than any such amendment, modification, or restatement to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof). As of the date of this Agreement, the Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and the other parties thereto, subject in each case to the Bankruptcy and Equity Exceptions. There are no conditions precedent or contingencies directly or indirectly related to the funding of the Financing pursuant to the Commitment Letters, other than as expressly set forth in the Commitment Letters. At the Closing, after taking into account the portion of the Company’s Cash on Hand that the Company is obligated to deposit with the Depository Agent and/or the Paying Agent pursuant to Section 3.02(b), Parent and Purchaser will have sufficient funds to pay all of Parent’s and Purchaser’s obligations under this Agreement, including the payment of the aggregate Offer Price and Merger Consideration and all fees and expenses expected to be incurred in connection therewith. As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent under the Commitment Letters or any other party to the Commitment Letters or, to the Knowledge of Parent, otherwise result in any portion of the Financing to be unavailable. As of the date of this Agreement there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding of the Financing other than as expressly set forth in the Commitment Letters. Parent has paid in full any and all commitment fees and other fees required to be paid on or prior to the date hereof under the terms of the Commitment Letters and will pay all other commitment fees and other fees as required to be paid under the terms of the Commitment Letters upon the Closing. As of the date of this Agreement, Parent (A) is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Purchaser in any of the Commitment Letters inaccurate in any material respect and (B) has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letters will not be satisfied on a timely basis or that the Financing contemplated by the Commitment Letters will not be made available on the Closing Date.

Section 5.07 Limited Guarantee. Concurrently with the execution of this Agreement, Sponsor has delivered to the Company the Limited Guarantee executed by Sponsor. The Limited Guarantee is valid and in full force and effect and constitutes the valid and binding obligations of Sponsor, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. No event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a default) by Sponsor under the Limited Guarantee.

Section 5.08 Brokers’ Fees and Expenses. Except for any Person set forth in Section 5.08 of the Parent Disclosure Letter, the fees and expenses of which shall be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer or the Merger based upon arrangements made by or on behalf of Parent or Purchaser or any of their respective Subsidiaries. No such fees and expenses will be required to be paid by the Company.

Section 5.09 Purchaser. The authorized capital stock of Purchaser consists of one thousand (1,000) shares of common stock, par value $0.001 per share. All outstanding shares of capital stock of Purchaser are duly authorized, validly issued, fully paid and nonassessable. Parent owns, directly or indirectly, all of the outstanding shares of capital stock of Purchaser. Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by this Agreement and has not owned any assets, engaged in any business activities or conducted any operations, and shall not at any time prior to the Effective Time own any assets, engage in any business activities or conduct any operations, in each case, other than in connection with the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 5.10 Ownership of Company Common Stock. Except as set forth in Section 5.10 of the Parent Disclosure Letter, none of Parent, any Subsidiary of Parent or any other Affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any Company Shares or any other Equity Securities. There are no voting trusts or other agreements or understandings to which Parent or Purchaser or any Person controlling or controlled by Parent or Purchaser is a party, with respect to the voting of the Company Common Stock.

Section 5.11 Solvency. Assuming the accuracy, in all material respects, of the representations and warranties of the Company in Article IV that relate to the subject matter of clauses (a) through (c) of the second sentence of this Section 5.11, after giving effect to the Offer, the Merger and the other transactions contemplated by this Agreement, the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement (including payment of all amounts payable under Article I and Article II in connection with or as a result of the Offer or the Merger) and the payment of all related fees and expenses, Parent and its consolidated Subsidiaries (including the Company Entities) shall be Solvent as of the Offer Closing Date and as of the Closing Date immediately after the consummation of the transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged after such date, and (c) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person shall be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due. Parent is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company Entities.

Section 5.12 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in Article IV, each of Parent and Purchaser (a) (i) specifically acknowledges and agrees that neither the Company, the Company Entities nor any of their respective Affiliates, Representatives or equity holders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company Entities or their respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Projection, and (ii) hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Projection, (b) specifically acknowledges and agrees to the Company’s express disclaimer and negation of any such other representation or warranty or any Projection and of all liability and responsibility for any such other representation or warranty or any Projection and (c) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (i) the Company in connection with accuracy, completeness or materiality of any Projection and (ii) any Affiliate of the Company or the Company’s or any such Affiliate’s respective Representatives or equity holders, and hereby specifically acknowledges and agrees that such Affiliate of the Company or the Company’s or any such Affiliate’s respective Representatives or equity holders shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter of this Agreement, including (A) for any alleged nondisclosure or misrepresentations made by any such Person or (B) in connection with accuracy, completeness or materiality of any Projection. Each of Parent and Purchaser acknowledges and agrees that (1) it has conducted its own independent investigation of the transactions contemplated by this Agreement (including with respect to the Company Entities and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated by this Agreement, has relied solely on the results of such independent investigation and the representations and warranties expressly set forth in Article IV, respectively, and (2) except for the representations and warranties expressly set forth in Article IV, it has not relied on, or been induced by, any representation, warranty or other statement of or by the Company or any of its Affiliates, Representatives or equity holders or any other Person, including any Projection or with respect to the Company Entities or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Projection, in determining to enter into this Agreement and proceed with the Offer, the Merger or the other transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business.

(a) Conduct of Business by the Company. Except (i) for matters set forth in Section 6.01(a) of the Company Disclosure Letter or as otherwise permitted, contemplated or required by this Agreement or for matters required by a Governmental Authority or by applicable Law or (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (x) maintain its existence in good standing under the laws of its incorporation or formation, (y) conduct its businesses in the ordinary course of business and (z) (I) preserve intact its assets, properties, Contracts or other legally binding understandings, licenses and business organizations in all material respects, (II) keep available the services of its current officers and key employees in all material respects, and (III) preserve the current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Entities have business relations; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.01(b) shall constitute a breach under this Section 6.01(a) unless such action or failure to take action would constitute a breach of Section 6.01(b).

(b) Certain Prohibited Actions. Without limiting the generality of Section 6.01(a), except (x) for matters set forth in Section 6.01(b) of the Company Disclosure Letter or as otherwise permitted, contemplated or required by this Agreement, or for matters required by a Governmental Authority or by applicable Law, or (y) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for dividends and distributions by a direct or indirect Company Subsidiary to its parent or any other Company Entity in the ordinary course of business;

(ii) amend any of its Organizational Documents, except as may be required by Law or the applicable rules and regulations of the SEC or NASDAQ;

(iii) except as permitted by Section 6.01(b)(v), split, adjust, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iv) directly or indirectly repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, any Company Entity or any securities of any Company Entity convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, any Company Entity, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options outstanding as of the date of this Agreement in order to pay the exercise price thereof in accordance with their terms as of the date of this Agreement, (B) the withholding of Company Shares to satisfy Tax obligations with respect to the exercise, vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and (C) the acquisition by the Company of Company Equity Awards outstanding as of the date of this Agreement in connection with the forfeiture of such awards in accordance with their terms as of the date of this Agreement;

(v) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except Permitted Liens), any Equity Securities, in each case, except for the issuance or grant of Company Shares pursuant to the exercise of Company Options or the settlement of Company PSUs and Company RSUs outstanding as of the date of this Agreement in accordance with their terms as of the date of this Agreement;

(vi) adopt a stockholder rights agreement or issue rights to purchase Company Shares or shares of Company Preferred Stock pursuant to a stockholder rights agreement;

(vii) except as required by the terms of any Company Benefit Plan in effect on the date of this Agreement and made available to Parent:

(A) other than merit- or promotion-based increases in base salary or wage rate or target incentive cash compensation of Company Personnel with annual base compensation of less than $200,000 made in the ordinary course of business, increase the compensation or benefits payable or to become payable to any Company Personnel (it being understood that payment of bonuses and other incentive compensation as required under the terms of Company Benefit Plans existing on the date of this Agreement shall not be considered to be an increase in compensation or benefits payable) or grant any bonus, severance, change in control payment, transaction bonus, deferred compensation, or similar compensation or benefit, or other direct or indirect compensation, or grant any equity or equity-based awards, in each case, to any Company Personnel;

(B) establish, adopt, enter into, amend in any material respect or terminate any material Company Benefit Plan, including any severance arrangements (or any plan or agreement that would be a material Company Benefit Plan if in existence on the date of this Agreement);

(C) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits to any Company Personnel or under any Company Benefit Plan; or

(D) hire or promote any person for employment with the Company or any Company Subsidiary (i) at the level of vice president or above or (ii) Company Personnel with annual base compensation above $200,000 (provided, that the Company and the Company Subsidiaries may hire any person for employment (including by means of internal promotion) at the level of vice president or above to fill any currently existing vice president or above position that is vacant as of the date of this Agreement or that becomes vacant after the date of this Agreement);

(viii) effectuate a “plant closing” or “mass layoff” (each as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any other similar foreign, state, or local Law);

(ix) make any material change in financial accounting methods, principles or practices, except to the extent as may have been required by a change in applicable Law or GAAP or by any Governmental Authority (including the SEC or the Public Company Accounting Oversight Board);

(x) make any acquisition of a business (including by merger, consolidation or acquisition of stock or assets);

(xi) subject to Section 6.01(b)(xviii), acquire, sell, lease, transfer, assign, guarantee, exchange, mortgage, pledge or otherwise encumber any assets, securities, properties or interests (in each case, except Permitted Liens), other than (A) with value or purchase price of less than $250,000, individually, or $500,000 in the aggregate, (B) the acquisition of patent rights with a purchase price of less than $25,000,000 in the aggregate or (C) any acquisition, sale, lease, assignment or transfer of products or services in the ordinary course of business;

(xii) (A) incur, assume or otherwise become liable for any Indebtedness, except for: (1) the incurrence of additional Indebtedness for borrowed money not to exceed $1,000,000; (2) Indebtedness for borrowed money as reasonably necessary to finance any capital expenditures permitted under Section 6.01(b)(xiv); (3) Indebtedness in replacement of existing Indebtedness; (4) guarantees by the Company of existing Indebtedness of any wholly owned Company Subsidiary; (5) guarantees and other credit support by the Company of obligations of any Company Subsidiary; or (6) borrowings under the existing facilities set forth on Section 6.01(b)(xii) of the Company Disclosure Letter (or replacements thereof on comparable terms) in the ordinary course of business consistent with past practice and not exceeding $1,000,000 in the aggregate for the benefit of the Company Entities; or (B) guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company and except for any indemnification and advancement obligations under the Organizational Documents of any Company Subsidiary or indemnification agreements with the Company Entities;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) extensions of credit to customers in the ordinary course of business; (B) advancement obligations under the Organizational Documents of any Company Subsidiary or indemnification agreements with the Company Entities; and (C) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned Subsidiaries of the Company;

(xiv) subject to Section 6.01(b)(x), make any capital expenditure, except for capital expenditures (A) in the ordinary course of business, (B) in accordance with the schedule set forth in Section 6.01(b)(xiv) of the Company Disclosure Letter; (C) with respect to Intellectual Property, as permitted pursuant to Section 6.01(b)(xi); or (D) with respect to any capital expenditure not addressed by the foregoing clause (A), clause (B) or clause (C), not to exceed $500,000, individually, or $1,000,000, in the aggregate;

(xv) enter into, modify or amend in any material respect, waive any material right under or terminate any (A) Contract (other than a Material Contract) that if so entered into, modified, amended, waived or terminated would reasonably be expected to have a Company Material Adverse Effect; or (B) Material Contract, in each case, other than in the ordinary course of business;

(xvi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xvii) waive, release, assign, settle or compromise any material Claim against any Company Entity, except for waivers, releases, assignments, settlements or compromises with respect to the payment of monetary damages for which the amount of monetary damages to be paid by the Company Entities does not exceed (I) the amount with respect thereto reflected on the Company Financial Statements (including the notes thereto) or (II) $100,000, individually, or $250,000, in the aggregate, in each case, in excess of the proceeds received or reasonably expected to be received from any insurance policies;

(xviii) sell, assign, grant any license, sublicense, transfer or covenant not to sue with respect to any material Intellectual Property, or abandon, dispose of or permit to lapse or expire any Registered Company IP other than (A) the grant of any non-exclusive license, sublicense, release or covenant not to sue with respect to Intellectual Property to customers (including “members” of the Company) in the ordinary course of business; and (B) the abandonment of patent assets in the ordinary course of business (provided that the Company will not affirmatively abandon any patent assets that are material to its business) and the expiration of registered Intellectual Property at the end of its maximum statutory term;

(xix) (A) make or change any material Tax election, (B) file any amended Tax Return, (C) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund, (D) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, (E) fail to pay any Taxes as they become due and payable (including estimated taxes), (F) incur any liability for Taxes outside the ordinary course of business, (G) adopt or change any Tax accounting method or (H) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(xx) maintain the Insurance Policies at materially less than current levels or otherwise in a manner materially inconsistent with past practice;

(xxi) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xxii) grant any material refunds, credits, rebates or other allowances to any customer other than in the ordinary course;

(xxiii) enter into any collective bargaining agreement or agreement to form a work council or other Contract with any Employee Representative; or

(xxiv) enter into any Contract, authorize any Company Entity, agree or otherwise commit to do any of the foregoing.

(c) No Control of the Company’s Business. Parent and Purchaser acknowledge and agree that (i) nothing in this Agreement, including Section 6.01(a) and Section 6.01(b), is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of any Company Entity prior to the Effective Time, and (ii) prior to the Effective Time, subject to the terms and conditions of this Agreement, the Company shall exercise complete control and supervision over the Company Entities’ respective operations.

Section 6.02 No Solicitation by the Company; Company Board Recommendation.

(a) The Company shall not, and shall cause any Company Subsidiary or any of its or their respective Representatives not to, (i) directly or indirectly solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, or facilitate any Company Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated by this Agreement, (ii) participate or engage in any discussions or negotiations with any third party regarding a Company Takeover Proposal, or furnish to any such third party, any nonpublic information relating to the Company Entities with respect to any Company Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, or afford to any such third party access to the business, properties, assets, books, records or other nonpublic information, or to any personnel, of the Company Entities with the intent to induce the making, submission or announcement of a Company Takeover Proposal or (iii) subject to Section 8.01(c)(i), enter into any Company Acquisition Agreement; provided, however, that (A) ministerial acts, such as answering unsolicited phone calls, shall not be deemed to “facilitate” for purposes of, or otherwise to constitute a breach of, this Section 6.02(a) and (B) the Company, the Company Subsidiaries and their respective Representatives shall be permitted to (1) inform any such third party of the terms of this Section 6.02 or (2) ascertain the facts or clarify the terms and conditions of any such Company Takeover Proposal or any such inquiry or proposal by contacting the third party making such inquiry, proposal or offer solely for such purpose. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease all existing solicitations, discussions or negotiations with any third party conducted prior to the date of this Agreement with respect to any Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and promptly terminate all physical and electronic data room access previously granted to any such third party or its Representatives. Notwithstanding anything to the contrary in this Agreement, at any time prior to the Offer Closing, in response to the receipt of a bona fide written Company Takeover Proposal made after the date of this Agreement that did not result from a breach of this Section 6.02 and that the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) constitutes or could reasonably be expected to lead to a Superior Company Proposal, the Company and its Representatives may (A) furnish information with respect to the Company Entities to the third party making such Company Takeover Proposal (and such third party’s Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that all such information has previously been provided to Parent or its Representatives or is provided to Parent or its Representatives prior to or promptly after (and in any event within twenty-four (24) hours) the provision of such information to such third party, and (B) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms and such Company Acquisition Agreement with the third party making such Company Takeover Proposal (and such third party’s Representatives). Notwithstanding anything to the contrary in this Agreement, (I) the Company may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement solely to the extent necessary to allow a Company Takeover Proposal to be made to the Company or the Company Board (or any committee thereof), and (II) the Parties agree that, by execution of this Agreement, the Company shall be deemed to have waived, as of immediately prior to the execution and delivery of this Agreement, any provision in any such agreement solely to the extent necessary to allow the applicable counterparty to convey a Company Takeover Proposal to the Company or the Company Board (or any committee thereof).

(b) Except as set forth in Section 6.02(c), Section 6.02(d) and Section 6.02(f), the Company Board shall not: (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation; (ii) adopt, approve, endorse, recommend or otherwise declare advisable, or propose publicly to adopt, approve, endorse, recommend or otherwise declare advisable, any Company Takeover Proposal; (iii) fail to include the Company Board Recommendation in the Schedule 14D-9; (iv) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing following any public disclosure of a Company Takeover Proposal; or (v) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender offer or exchange offer (except for a recommendation against any such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (any action in the foregoing clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”). Except as set forth in Section 6.02(c) and any Acceptable Confidentiality Agreement, the Company Board shall not authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon or terminate this Agreement (a “Company Acquisition Agreement”).

(c) Notwithstanding anything to the contrary in this Agreement, at any time prior to the Offer Acceptance Time, in response to the Company’s receipt of a Superior Company Proposal from any third party, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c)(i), in each case, (x) if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that the failure to make a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 8.01(c)(i), as applicable, would be inconsistent with the Company Board’s fiduciary duties under applicable Law and (y) such Superior Company Proposal did not result from a material breach of this Section 6.02; provided, however, that the Company Board may not make such a Company Adverse Recommendation Change or so terminate this Agreement pursuant to Section 8.01(c)(i) unless: (i) the Company Board has delivered to Parent prior written notice at least four- (4-) Business Days (or two- (2-) Business Days with respect to a “new written notice” delivered pursuant to this Section 6.02(c)) in advance that the Company Board is prepared to make a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 8.01(c)(i) (a “Recommendation Change Notice”), which Recommendation Change Notice shall state (A) that the Company has received a bona fide Company Takeover Proposal that has not been withdrawn and that the Company Board (or a committee thereof) has concluded in good faith (after consultation with the Company’s outside legal counsel and financial advisor) constitutes a Superior Company Proposal; (B) to the extent not previously provided pursuant to Section 6.02(e), the material terms of such Company Takeover Proposal, the identity of the third party making such Company Takeover Proposal and a copy of such Company Takeover Proposal made in writing and any other written terms and proposals provided (including financing commitments) to the Company and its Representatives; and (C) that the Company Board (or a committee thereof) intends to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c)(i) absent revisions to the terms and conditions of this Agreement, which notice will specify the basis for such Company Adverse Recommendation Change or termination; and (ii) if requested by Parent, during the four- (4-) Business Day period (or two- (2-) Business Day period with respect to a “new written notice” delivered pursuant to this Section 6.02(c)) after delivery of the Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement committed to in writing by Parent so that such Company Takeover Proposal would cease to constitute a Superior Company Proposal; provided, however, that, if any material revisions are made to any such Superior Company Proposal, the Company Board shall promptly (but in no event more than twenty-four (24) hours) provide a new written notice notifying Parent of such revisions in writing and comply with the requirements of this Section 6.02(c) with respect to such new written notice, it being understood that the two- (2-) Business Day period referenced in clause (ii) of this sentence shall apply to any such new written notices.

(d) Notwithstanding anything to the contrary in this Agreement, at any time prior to the Offer Acceptance Time, in response to a Company Intervening Event, the Company Board may make a Company Adverse Recommendation Change if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation

Change unless the Company Board has delivered to Parent a Recommendation Change Notice identifying such Company Intervening Event and, if requested by Parent, during the four- (4-) Business Day period after delivery of the Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement committed to in writing by Parent so that such Company Intervening Event no longer necessitates a Company Adverse Recommendation Change.

(e) Reasonably promptly (but in no event more than twenty-four (24) hours) following receipt by the Company or, to the Knowledge of the Company, its Representatives of any Company Takeover Proposal from a third party, the Company shall notify Parent in writing of (i) the receipt of any Company Takeover Proposal; (ii) the identity of the third party making such Company Takeover Proposal; (iii) a copy of any such Company Takeover Proposal made in writing and any other written terms and proposals provided (including financing commitments) to the Company and its Representatives; and (iv) a written summary of material terms and conditions of any such Company Takeover Proposal not made in writing. The Company shall keep Parent reasonably informed in all material respects on a reasonably prompt basis of the material terms and status of discussions or negotiations with respect to, and supplementally provide any change to the material terms of, any such Company Takeover Proposal (including as required by the foregoing clauses (i) through (iv)) and any amendments thereto.

(f) Nothing in this Section 6.02 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the Company Stockholders if, in the good-faith judgment of the Company Board (after consultation with the Company’s outside legal counsel) failure to so disclose would be inconsistent with its obligations under applicable Law, it being understood that any such disclosure made by the Company Board (or a committee thereof) pursuant to this Section 6.02(f) shall not otherwise limit or affect the obligations of the Company or the Company Board (or a committee thereof) or the rights of Parent under this Section 6.02, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Adverse Recommendation Change other than in accordance with Section 6.02(c) or Section 6.02(d). For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto shall not be deemed a Company Adverse Recommendation Change.

(g) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means any confidentiality agreement with the Company that contains customary confidentiality, use, standstill and other provisions that, in each case, are not less favorable to the Company in any material respect than such corresponding terms in the Company Confidentiality Agreement, it being understood that such confidentiality agreement need not prohibit the making of private proposals to the Board of the Company.

(ii) “Company Takeover Proposal” means any proposal or offer (whether or not in writing) from any third party, with respect to any (A) merger, consolidation, share exchange, other business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company, (B) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company Entities representing 25% or more of the consolidated revenues, net income or assets of the Company Entities, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any third party of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of the Company, (D) transaction (including any tender offer or exchange offer) in which any third party would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of any class of capital stock of the Company or (E) any combination of the foregoing (in each case, other than the Offer, the Merger or the other transactions contemplated by this Agreement).

(iii) “Superior Company Proposal” means a bona fide written Company Takeover Proposal made by a third party (provided, that, for purposes of this definition, references in the definition of Company Takeover Proposal to “25% or more” shall be deemed references to “more than 50%”), which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood and timing of closing and whether such Company Takeover Proposal is fully financed), the identity of the Person making the proposal and such other factors that are deemed relevant by the Company Board, is reasonably likely to be consummated in accordance with its terms, and if consummated, would be more favorable to the Company Stockholders (in their capacity as such) than the Offer, the Merger and the other transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement that are committed to in writing by Parent (including pursuant to Section 6.02(c))).

(iv) “Company Intervening Event” means any Effect that (A) is unknown to or by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date of this Agreement) and becomes known to or by the Company Board prior to the Offer Closing and (B) does not relate to (x) any Company Takeover Proposal or (y) the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price, credit rating or trading volume of Company Shares on NASDAQ or any change affecting the ratings or the ratings outlook for any Company Entity; provided, that, in the case of clause (y), the underlying reasons for such events or changes may constitute a Company Intervening Event under the foregoing clause (A).

(h) The Company agrees that any material breach of this Section 6.02 by any of its Representatives, to the extent acting on behalf of the Company, that, if taken by the Company, would be a breach of this Section 6.02, will be deemed to be a breach of this Section 6.02 by the Company.

Section 6.03 Access to Information; Confidentiality.

(a) Subject to applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, provide Parent and its Representatives (x) a report in the form set forth on Section 6.03 of the Company Disclosure Letter (a “Cash Flow Report”) to be delivered to Parent every two weeks from the date of this Agreement and three Business Days prior to the expected Offer Acceptance Time, and (y) reasonable access (at Parent’s sole cost and expense), during normal business hours and upon reasonable advance written notice, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, to the Company’s properties, books and records, contracts, customers and employees of the Company at or above the level of vice president, subject to the Company’s right, in respect of employees and customers to consent and comment on any communications made to such employees and customers (not to be unreasonably conditioned, delayed or withheld) and the right to participate in any in-person meetings or calls with such employees or customers, in each case for any reasonable business purpose; provided, however, that: (i) any failure to timely deliver a Cash Flow Report shall not constitute a breach of covenant in any material respect for purposes of clause (f) of Exhibit A or give rise to any right of termination under Article VIII, (ii) any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the applicable Company Entity and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company Entities; and (iii) the Company may withhold from Parent or its Representatives any document or information to the extent that the Company believes that such document or information (A) is subject to the terms of a Contract to which the Company or any Company Subsidiary is a party or otherwise bound, and access to such Contract would materially violate or cause a default pursuant to, or give a third party the right to terminate or accelerate the rights pursuant to, such Contract (provided, that the Company, upon the written request of Parent, shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information), (B) is subject to any attorney-client or other legal privilege (provided, that the Company, upon the written request of Parent, shall use its commercially reasonable efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), (C) would result in the disclosure of any trade secrets of third parties or (D) would violate any Law (provided, that the Company, upon the reasonable written request of Parent, shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.03 to the extent such access or information is reasonably pertinent to a litigation where the Company or any Company Subsidiary, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties.

(b) All documents and information exchanged pursuant to this Section 6.03 shall be subject to the letter agreement, dated as of January 9, 2018, between the Company and HGGC, LLC (the “Confidentiality Agreement”), as if each of Parent and Purchaser were subject to the obligations of HGGC, LLC under the Confidentiality Agreement (including as it relates to its respective Representatives who receive such documents and information). No termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with the terms therein.

Section 6.04 Further Actions; Regulatory Approvals; Required Actions.

(a) Subject to the terms and conditions of this Agreement, each Party shall take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to cause the Offer Conditions and the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable and to effect the Closing as promptly as reasonably practicable, including (i) making and cooperating with all necessary Filings with Governmental Authorities, including but not limited to the Insurance Filings (which Parent and the Company shall file or cause to be filed no later than ten (10) Business Days after the date of this Agreement), (ii) requesting early termination of the waiting period under the HSR Act applicable to the Offer and the Merger and obtaining the HSR Clearance and all other Consents of Governmental Authorities that are necessary to consummate the Offer or the Merger as promptly as reasonably practicable and (iii) executing and delivering any additional instruments that are necessary to consummate the Offer and the Merger. Parent shall be responsible for 100% of the fees, costs and expenses (except for the fees, costs and expenses of the Company’s advisors), including any filing fees, associated with any Filings or Consents contemplated by this Section 6.04.

(b) In connection with and without limiting the generality of Section 6.04(a), each of Parent and the Company shall:

(i) file or cause to be filed with the Department of Justice and the Federal Trade Commission, in consultation and cooperation with the other, as promptly as practicable after the date of this Agreement and, in any event, no later than ten (10) Business Days after the date of this Agreement, an appropriate Notification and Report Form pursuant to the HSR Act relating to the Offer and the Merger;

(ii) make or cause to be made, in consultation and cooperation with the other, as promptly as practicable after the date of this Agreement and, in any event, no later than ten (10) Business Days after the date of this Agreement, all other necessary, proper or advisable Filings under any Antitrust Law with respect to the Offer or the Merger;

(iii) make or cause to be made, as promptly as practicable after the date of this Agreement, all other necessary Filings with other Governmental Authorities relating to the Offer or the Merger;

(iv) furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.04;

(v) unless prohibited by applicable Law or by a Governmental Authority, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any material communication with any Governmental Authority relating to the Offer or the Merger (including with respect to any of the actions referred to in this Section 6.04(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or communication;

(vi) respond as promptly as practicable to any inquiries received from any Governmental Authority or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Authority or other authorities not to consummate the Offer or the Merger, except with the prior written consent of, in the case of the Company, Parent and Purchaser, or, in the case of Parent or Purchaser, the Company; and

(vii) unless prohibited by applicable Law or a Governmental Authority, (A) not participate in or attend any substantive meeting (whether in person, via telephone or otherwise) with any Governmental Authority in respect of the Offer or the Merger without, in the case of the Company, Parent and Purchaser, or, in the case of Parent or Purchaser, the Company, (B) keep, in the case of the Company, Parent and Purchaser, or, in the case of Parent or Purchaser, the Company, apprised with respect to any meeting or substantive conversation with any Governmental Authority in respect of the Offer or the Merger, (C) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Offer or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (D) furnish, in the case of the Company, Parent and Purchaser, or, in the case of Parent or Purchaser, the Company, with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement, the Offer or the Merger; provided, however, that the Parties shall be permitted to redact any correspondence, Filing or communication to the extent such correspondence, Filing or communication contains commercially sensitive information.

For the avoidance of doubt, this Section 6.04 shall not apply with respect to Tax matters. Notwithstanding anything to the contrary in this Agreement, in no event will Parent or Purchaser be obligated pursuant to this Agreement to, and the Company will not (and will cause its Subsidiaries not to) without the prior written consent of Parent, sell, divest, license or hold separate any capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or to take or commit to take any action, unless the consummation or such transaction or effectiveness of such action is conditioned upon the Closing.

(c) The Parties shall not, and shall cause their respective Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to adversely affect obtaining or making any Consent or Filing contemplated by this Section 6.04 or the timely receipt thereof. In furtherance of and without limiting any of Parent’s covenants and agreements under this Section 6.04, if and to the extent necessary to obtain clearance of the transactions contemplated by this Agreement pursuant to the HSR Act and any other Antitrust Law applicable to the transactions contemplated by this Agreement, Parent shall take all actions necessary, proper or advisable to avoid or eliminate each and every impediment that may be asserted by a Governmental Authority with respect to the Offer or the Merger, including pursuant to any Antitrust Law, so as to enable the Closing to occur as soon as reasonably possible (and in each case, sufficiently before the End Date in order to allow Closing by the End Date), which actions shall include the following:

(i) defending through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Authority, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its Affiliates or the Company Entities, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(iii) agreeing to any limitation regarding future operations of Parent or its Affiliates, on the one hand, and the Company Entities, on the other hand; and

(iv) agreeing to take any other action as may be required by a Governmental Authority in order to effect each of the following: (A) obtaining the HSR Clearance and any other Consent of a Governmental Authority under any Antitrust Law that is necessary, appropriate or advisable to consummate the Offer or the Merger, in each case, as soon as possible and in any event before the End Date; (B) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing on or before the End Date; and (C) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

(d) Parent and Purchaser shall promptly notify the Company, and the Company shall notify Parent, of (i) any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Offer or the Merger and (ii) any material written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement.

(e) Upon the request of Purchaser with respect to any item of Intellectual Property, the Company shall, between the date hereof and the Closing, use all commercially reasonable efforts to correct any deficiencies in the title to any such Intellectual Property owned or purported to be owned by any Company Entity and specified by Purchaser, including the filing of inventor assignments and all other documents necessary or desirable to correct all such deficiencies.

Section 6.05 Transaction Litigation. The Company shall promptly notify Parent of any stockholder litigation arising from this Agreement, the Offer or the Merger that is brought against the Company or members of the Company Board (“Transaction Litigation”) and shall keep Parent reasonably informed regarding any Transaction Litigation. Without limiting the preceding sentence, the Company shall give Parent (a) the opportunity to review and comment on all Filings or responses to be made by the Company in connection with any Transaction Litigation, and the Company shall consider any such comments in good faith, and (b) the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation which participation shall be at Parent’s sole cost and expense. Notwithstanding the foregoing, the Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.06 Section 16 Matters. Prior to the Effective Time, each of the Company, Parent and Purchaser shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) in connection with the Merger by each individual who shall be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.07 Public Announcements. Except with respect to (a) a Company Adverse Recommendation Change, a Recommendation Change Notice, a Company Takeover Proposal, a Superior Company Proposal or any matter related to any of the foregoing, (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated by this Agreement or (c) a press release or other public statement that is materially consistent with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents (in each case under this clause (c) to the extent such disclosure is still accurate), and except as required by applicable Law, the Parties shall consult with each other before (i) issuing, and give each other the opportunity to review and comment upon, any press release, (ii) engaging in any meetings or calls with analysts, institutional investors or other similar persons, or (iii) providing any statements that are public or are reasonably likely to become public, in each case, to the extent relating to this Agreement, the Offer or the Merger, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such Party reasonably concludes may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial joint press release to be issued with respect to this Agreement shall be in a form agreed to by the Parties. Nothing in this Section 6.07 shall limit the ability of any Party to make internal announcements to its respective employees that are materially consistent with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.08 Fees, Costs and Expenses. Except as provided otherwise in this Agreement, including Section 6.04(a) and Article VIII, all fees, costs and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

Section 6.09 Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company Entities as provided in their respective Organizational Documents and any indemnification or other similar agreements of any Company Entity, in each case, as in effect on the date of this Agreement and made available to Parent, shall continue in full force and effect in accordance with their terms, following the Effective Time, (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall, following the Effective Time, cause the Surviving Corporation and the Company Subsidiaries to perform their respective obligations thereunder. Parent shall not permit any such indemnification, advancement of expenses or exculpation provision to be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights of the Company Indemnified Parties thereunder, unless any such amendment, repeal or modification is required by applicable Law. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each individual who was prior to or is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Company Entity or who was prior to or is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Company Entity as a director or officer (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of any Company Entity or is or was serving at the request of any Company Entity as a director or officer, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any Claim regarding the foregoing, (i) each Company Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any such Claim from Parent within ten (10) Business Days after receipt by Parent from the Company Indemnified Party of a request therefor; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the applicable Company Entity’s Organizational Documents or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final adjudication that such person was not entitled to indemnification, (ii) Parent and the Surviving Corporation will have the right to control the defense of such Claim after the Effective Time, and (iii) subject to the foregoing clause (ii), each Company Indemnified Party will be entitled to participate in the defense of such Claim with his or her own counsel. Any determination required to be made with respect to whether any Company Indemnified Party’s conduct complies with an applicable standard under applicable Law, the applicable Organizational Documents of the Surviving Corporation or its Subsidiaries or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel selected by Parent and reasonably acceptable to the Company Indemnified Party.

(b) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the covenants and agreements set forth in this Section 6.09.

(c) For a period of six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having a credit rating at least as favorable as the Company’s existing carriers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Corporation be required to pay, in the aggregate, with respect to such insurance policies more than 300% of the aggregate annual premium of the most recent annual premium paid by the Company prior to the date of this Agreement (the “Maximum Amount”) and, if Parent or the Surviving Corporation is unable to obtain the insurance required by this Section 6.09(c), Parent or the Surviving Corporation shall obtain as much comparable insurance as possible for the years within such six (6) year period for no more than the Maximum Amount, in respect of such policy. In lieu of such insurance, prior to the Closing Date the Company may, at its option and in consultation with Parent, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time for a period of not less than six (6) years after the Closing Date; provided, that in no event shall the aggregate cost of any such tail insurance exceed the Maximum Amount. Parent shall cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) The provisions of this Section 6.09 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, all of which, are express third-party beneficiaries of this Section 6.09 and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise including under the Organizational Documents.

Section 6.10 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the first (1st) anniversary of the Closing Date, Parent shall, or shall cause the Surviving Corporation or any Subsidiary of Parent to, provide each employee of any Company Entity who continues to be employed by the Surviving Corporation, Parent or any of their Subsidiaries as of the Effective Time (each “Continuing Company Personnel”) with (i) base salary (or wage rate, as the case may be) and annual cash incentive compensation opportunities that are substantially comparable in the aggregate to the base salary (or wage rate, as the case may be) and annual cash incentive compensation opportunities provided to each such Continuing Company Personnel immediately prior to the Effective Time and (ii) defined contribution and health and welfare benefits plans which are substantially comparable in the aggregate (including with respect to the proportion of employee cost) to the defined contribution and health and welfare benefits provided to such Continuing Company Personnel immediately prior to the Effective Time.

(b) From and after the Effective Time, Parent will, or will cause the Surviving Corporation or any Subsidiary of Parent to, cause any employee benefit plan maintained by Parent, the Surviving Corporation, or their respective Subsidiaries in which any Continuing Company Personnel is eligible to participate following the Effective Time (collectively, the “Post-Closing Plans”) to recognize for purposes of eligibility and vesting, service with the Company and Company Subsidiaries and their respective predecessor entities, in each case, to the same extent such service was recognized under a comparable Company Benefit Plan prior to the Effective Time (except to the extent it would result in a duplication of compensation or benefits with respect to the same period of service).

(c) With respect to any Post-Closing Plan that is a health benefit plan which replaces coverage under a comparable Company Benefit Plan in which such Continuing Company Personnel participated immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation or any Subsidiary of Parent to use commercially reasonable efforts to, (i) waive all limitations as to preexisting condition exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Continuing Company Personnel to the extent waived or satisfied under the comparable Company Benefit Plan in which such Continuing Company Personnel participated immediately prior to the Effective Time, (ii) provide that Continuing Company Personnel will be immediately eligible to participate in any such Post-Closing Plan, without any waiting period, to the extent such Continuing Company Personnel was eligible to participate in the comparable Company Benefit Plan immediately prior to the Effective Time, and (iii) credit each Continuing Company Personnel any applicable amounts paid or eligible expenses incurred (whether in the nature of co-payments or coinsurance amounts, amounts applied toward deductibles or other out-of-pocket expenses) by such Continuing Company Personnel (and his or her covered dependents) under the terms of the Company Benefit Plan toward satisfying any applicable deductible, co-payment or out-of-pocket requirements under the applicable Post-Closing Plan that replaces such Company Benefit Plan for the plan year in which the Effective Time occurs.

(d) With respect to any accrued but unused vacation and paid time off to which any Continuing Company Personnel is entitled pursuant to the vacation and paid time off policies applicable to such Continuing Company Personnel immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any Subsidiary of Parent to, assume the liability for such accrued vacation and paid time off and allow such Continuing Company Personnel to use such accrued vacation and paid time off in accordance with the practice and policies of the Surviving Corporation.

(e) All amounts payable to holders of Company Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Company Benefit Plans (i) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (ii) are not calculated based on the number of Company Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The compensation committee of the Company Board (the “Compensation Committee”), each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act, (A) at a meeting duly called and held at which all members of the Compensation Committee are present, duly and unanimously shall adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (1) each Company Benefit Plan, (2) the treatment of the Company Equity Awards in accordance with the terms set forth herein, the Company Stock Plans and any applicable Company Benefit Plans and (3) any other Employment Compensation Arrangement that has been or will be negotiated, executed or amended in connection with or in anticipation of the transactions contemplated by this Agreement, whether before or after the date hereof, with current or former Company Personnel who are holders of Company Shares or other equity interests of the Company, and the payments made or to be made and benefits provided or to be provided thereunder, which resolutions shall not been rescinded, modified or withdrawn in any way, and (B) shall take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements. The Company has provided or will provide to Parent copies of resolutions adopted by the Compensation Committee effectuating the foregoing.

(f) Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 6.10 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.10 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any Company Benefit Plan or any other benefit or compensation plan, program, Contract, policy, or arrangement for purposes of ERISA or otherwise or (ii) prohibit or limit the ability of Parent, the Surviving Corporation, or any of their Affiliates (including, following the Closing, the Company and the Company Subsidiaries) from amending, modifying, or terminating any benefit or compensation plan, program, Contract, policy, or arrangement sponsored or maintained by any of them; and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions of this Agreement including in respect of continued employment (or resumed employment). Nothing in this Agreement shall alter the at-will employment relationship of any Continuing Company Personnel or guarantee any right to employment for any period of time for any Person.

Section 6.11 Purchaser. Prior to the Effective Time, Purchaser shall not engage in any activity of any nature except for activities related to or in furtherance of the Offer, the Merger or the other transactions contemplated thereby. Parent will take all action necessary to cause Purchaser to perform its obligations pursuant to this Agreement and to consummate the Offer and the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent hereby (a) guarantees the due, prompt and faithful payment performance and discharge by Purchaser of, and compliance by Purchaser with, all of the covenants and agreements of Purchaser under this Agreement and (b) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Purchaser under this Agreement. Parent and Purchaser shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

Section 6.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the applicable rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement (including the Offer and the Merger), each of the Parties and the members of their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

Section 6.14 Financing.

(a) Parent shall use, and shall cause its Affiliates to use, their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate the Financing or any Substitute Financing as promptly as possible following the date of this Agreement (and, in any event, no later than the Offer Closing), including (i) (A) maintaining in effect the Commitment Letters and complying with all of their respective obligations thereunder and (B) negotiating, entering into and delivering definitive agreements with respect to the Financing reflecting the terms contained in the Commitment Letters (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Commitment Letters set forth below), so that such agreements are in effect no later than the Offer Closing and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to Parent and its Affiliates.

(b) In the event that all conditions set forth in Section 7.01 have been satisfied or waived or, upon funding shall be satisfied or waived, Parent and its Affiliates shall cause the Persons providing the Debt Financing (the “Debt Financing Parties”) and the Equity Financing (the “Equity Financing Parties” and, together with the Debt Financing Parties, the “Financing Parties”) to fund on the Offer Closing Date the Financing, to the extent the conditions precedent to such Financing have been satisfied (other than any such conditions that by their nature can be satisfied only at the Closing) and the proceeds thereof are required to consummate the Offer, the Merger and the other transactions contemplated hereby, and shall enforce its rights under the Commitment Letters (including in the event of any breach or purported breach thereof). Parent shall not, and shall cause its Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Commitment Letters or in any definitive agreement related to the Financing. Parent shall not, and shall cause its Affiliates not to, object to the utilization of any “market flex” provisions by any Financing Party.

(c) Parent shall keep the Company reasonably informed on a current and timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Financing, providing copies of then current drafts of the financing agreements and other primary definitive documents and giving the Company prompt notice of any material change (adverse or otherwise) with respect to the Financing. Without limiting the foregoing, Parent shall notify the Company promptly (and in any event within one (1) Business Day) if at any time prior to the Closing Date:

(i) any Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate or repudiate any Commitment Letter, whether or not such attempted or purported termination or repudiation is valid);

(ii) Parent obtains Knowledge of any breach or default or any threatened breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Commitment Letter or any definitive document related to the Financing of any provisions of the Commitment Letters or any definitive document related to the Financing;

(iii) Parent receives any communication (written or oral) from any Person with respect to any (A) actual, potential or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any definitive document related to the Financing of any provisions of the Debt

Letters or any definitive document related to the Financing or (B) dispute or disagreement between or among any parties to the Commitment Letters;

(iv) any Financing Party refuses to provide or expresses (orally or in writing) an intent to refuse to provide all or any portion of the Financing contemplated by the Commitment Letters on the terms set forth therein (or expresses (orally or in writing) that such Person does not intend to enter into all or any portion of definitive documentation related to the Financing or to consummate the transactions contemplated thereby); or

(v) there occurs any event or development that could reasonably be expected to adversely impact the ability of Parent to obtain all, or any portion of, the Financing contemplated by the Commitment Letters on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or the definitive documents related to the Financing or if at any time for any other reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or the definitive documents related to the Financing.

(d) As soon as reasonably practicable (but in any event within two (2) Business Days after the date the Company delivers to Parent a written request therefor), Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in Sections 6.14(c)(i) through 6.14(c)(v).

(e) Parent may amend, modify, terminate, assign or agree to any waiver under the Commitment Letters without the prior written approval of the Company; provided, that Parent shall not, without Company’s prior written consent, permit any such amendment, modification, termination, assignment or waiver to be made to any provision of or remedy under the Commitment Letters which would (i) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify any of the conditions to the Financing or (iii) otherwise expand, amend, modify or waive any provision of the Commitment Letters in a manner that in any such case would reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Offer Closing Date, (B) adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Commitment Letters or the definitive agreements with respect thereto or (C) adversely affect the ability of Parent to enforce its rights against the other parties to the Commitment Letters or timely consummate the Offer, the Merger and the other transactions contemplated hereby. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letters permitted pursuant to this Section 6.14(e), Parent shall promptly deliver to the Company a true, complete and accurate copy thereof (and in the case of the Fee Letter, redacted in a manner consistent with Section 5.06). For purposes of this Agreement, the terms “Commitment Letters” and “Fee Letter” shall include and mean such documents as amended, supplemented, modified, waived or replaced in compliance with this Section 6.14(e), and references to “Financing” shall include and mean the financing contemplated by the Commitment Letters as so amended, supplemented, modified, waived or replaced, as applicable.

(f) If the funds with respect to all or any portion of the Financing expire or are terminated or all or any portion thereof become unavailable or it becomes reasonably likely that any portion of the Financing may become unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Commitment Letters, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (i) notify the Company in writing thereof and the reasons therefor, (ii) arrange and obtain, at its sole expense, substitute financing sufficient to enable Parent to consummate the Offer, the Merger and the other transactions contemplated hereby in accordance with its terms (the “Substitute Financing”) and (iii) obtain a new debt commitment letter or equity commitment letter, as applicable, that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in the case of the fee letters, redacted in a manner consistent with Section 5.06) and related definitive financing documents with respect to such Substitute

Financing; provided, however, that any such Substitute Financing shall not, without the prior written consent of the Company, (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (B) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions to the Financing or (C) otherwise expand, amend or modify any provision of the Commitment Letters in a manner that in any such case would reasonably be expected to (1) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Offer Closing Date, (2) adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Commitment Letters or the definitive agreements with respect thereto or (3) adversely affect the ability of Parent to timely consummate the Offer, the Merger and the other transactions contemplated hereby. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and each debt commitment letter or equity commitment letter, as applicable, for such Substitute Financing shall be deemed a “Commitment Letter” for all purposes of this Agreement.

(g) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Commitment Letters.

(h) Notwithstanding anything contained in this Agreement to the contrary, Parent and Purchaser expressly acknowledge and agree that neither Parent’s, Purchaser’s nor any of their respective Affiliates’ obligations hereunder are conditioned in any manner upon Parent, Purchaser or any of their respective Affiliates obtaining the Financing, any Substitute Financing or any other financing.

Section 6.15 Financing Cooperation.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Section 8.01), subject to the limitations set forth in this Section 6.15, and unless otherwise agreed by Parent, the Company will (x) furnish Parent with copies of such historical financial data as is required to be delivered to the Debt Financing Parties pursuant to paragraph 8 of Exhibit C to the Debt Commitment Letter and (y) otherwise use its reasonable best efforts to cooperate with Parent as reasonably requested by Parent in connection with Parent’s arrangement of the Financing at Parent’s sole cost and expense. Such cooperation will include using reasonable best efforts to:

(i) make appropriate officers reasonably available, with appropriate advance notice and at times and locations reasonably acceptable to the Company, for participation in a reasonable number of bank meetings, lender conference calls, sessions with rating agencies and due diligence sessions, and provide reasonable assistance in the preparation of confidential information memoranda and similar customary documents as may be reasonably requested by Parent or any Financing Party, in each case, with respect to information relating to the Company and its Subsidiaries in connection with customary marketing efforts of Parent for all or any portion of the Debt Financing;

(ii) furnish Parent and the Financing Parties with (A) all customary financial information of the Company Entities that is reasonably required to permit Parent to prepare the pro forma financial statements required pursuant to paragraph 7 of Exhibit C of the Debt Commitment Letter (provided, that the Company shall not be responsible for the preparation of such pro forma financial statements (or any related pro forma adjustments)), and (B) copies of such other financial data with respect to the Company Entities which is reasonably requested by Parent or any Financing Party and is customarily required for the arrangement and syndication of debt financings similar to the Debt Financing committed pursuant to the Debt Commitment Letter;

(iii) assist with the timely preparation of appropriate and customary materials relating to the Company and its Subsidiaries for rating agency presentations, offering documents, lender presentations, bank information memoranda (including public-side versions thereof) and similar documents reasonably required in connection with the Debt Financing, in each case, with respect to information relating to the Company and its Subsidiaries;

(iv) cooperate reasonably with any marketing efforts of Parent and the Debt Financing Parties, cooperate reasonably with the Debt Financing Parties’ due diligence to the extent customary and reasonable, and reasonably assist Parent and Purchaser in obtaining corporate and facilities ratings in connection with the Debt Financing;

(v) provide, at least two (2) Business Days prior to the Offer Acceptance Time, all information reasonably requested by Parent or Purchaser and the Debt Financing Parties regarding the Company and its Subsidiaries under applicable “know your customer”, anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, in each case, requested in writing at least ten (10) Business Days prior to the Closing Date;

(vi) provide reasonable and customary authorization and management representation letters (which shall in each case include a customary “Rule 10b-5” representation relating to information contained in the relevant marketing materials relating to the Company and its Subsidiaries) to the Debt Financing Parties authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders subject to customary confidentiality provisions;

(vii) assist with the preparation of any credit agreements, guarantees, pledges and security documents or other definitive financing documents (in each case, including schedules thereto) and other certificates and documents as may be reasonably requested by Parent or Purchaser; provided, that no obligation of the Company or any Subsidiary under any such document or agreement shall be effective until the Offer Closing;

(viii) take all corporate actions (including executing definitive financing documents, guarantees, collateral documents and other customary certificates and documents) reasonably necessary to permit the consummation of the Debt Financing and the granting and perfection of a security interest in collateral with respect thereto (it being understood and agreed that no such action will take effect prior to the Offer Closing)

(ix) facilitate the pledging of collateral owned by the Company and its Subsidiaries as reasonably requested by Parent; provided, that no pledge shall be effective until the Offer Closing; and

(x) ensure that any syndication efforts benefit from the Company’s existing lending and investment banking relationships;

provided, that Parent shall promptly reimburse the Company for any out-of-pocket expenses and costs incurred in connection with the obligations of any Company Entity under this Section 6.15; provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (A) legal opinions or reliance letters, (B) any financial information in a form not customarily prepared by the Company with respect to such period or (C) any financial information with respect to a fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request (or, in the case of annual financial statements, ninety (90) days prior to such request).

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.15):

(i) nothing in this Agreement (including this Section 6.15) shall require any such cooperation to the extent that it would: (A) require the Company or any Subsidiary to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Offer Closing (other than in connection with customary authorization and management representation letters referred to in Section 6.15(a)(vi)); (B) unreasonably interfere with the ongoing business or operations of any Company Entity; (C) require any Company Entity to enter into or approve any agreement or other documentation effective prior to the Offer Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Offer Closing (other than in connection with customary authorization and management representation letters referred to in Section 6.15(a)(vi)); (D) require the Company, any of the Company Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing; (E) require any action that would conflict with or violate the Organizational Documents of any Company Entity or any Laws, orders or the contracts governing the existing Indebtedness of any Company Entity or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which any Company Entity is a party; (F) cause any representation or warranty or covenant in this Agreement to be breached by the Company or any of its Subsidiaries; (G) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; (H) provide access to or disclose information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; or (I) prepare separate financial statements for any Subsidiary of the Company or change any fiscal period or prepare or provide any financial statements or information that are not reasonably available to it; and

(ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing (other than with respect to customary authorization letters) shall be effective until the Offer Closing.

(c) Parent shall (i) promptly upon request by the Company, reimburse the Company for all of its fees and expenses (including fees and expenses of counsel and accountants) incurred by the Company, any of the Company Subsidiaries, any of its or their Representatives in connection with any cooperation contemplated by this Section 6.15 and (ii) indemnify and hold harmless the Company, the Company Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, such cooperation or the Financing and any information used in connection therewith, and such Representatives shall be third-party beneficiaries of this Section 6.15. All non-public or other confidential information provided by the Company and its Affiliates and Representatives pursuant to this Section 6.15 shall be kept confidential in accordance with Section 6.03.

(d) The Company hereby consents to the reasonable use of its and its Subsidiaries’ trademarks, service marks and logos in substantially the same forms as currently used by the Company Entities and, subject to any reasonable guidelines or instructions of the Company Entities which may be provided to Purchaser, in other forms, in connection with syndication, underwriting and consummation of the Debt Financing; provided, that such trademarks, service marks and logos are used in each instance and solely in a manner that is not intended to or reasonably likely to harm or disparage any Company Entity.

Section 6.16 Accounting. On and prior to the Closing Date, each of the Company and its Subsidiaries will continue to report and maintain its books and records for financial accounting purposes under Accounting Standards Codification 606 (Revenue From Contracts With Customers) and will prepare, on a quarterly basis, a bridge from those financial statements to pro forma financial statements consistent with Accounting Standards Codification 605 (Revenue Recognition).

Section 6.17 Notification of Certain Events.

(a) At all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to make the satisfaction of any of the conditions to the obligations of Parent and Purchaser to consummate the Offer or Merger unlikely at the Offer Closing or the Closing, respectively; provided, that no such notice will affect or be deemed to modify any representation, warranty, covenant or agreement of the Company set forth in this Agreement or the conditions to the obligations of Parent and

Purchaser to consummate the Offer or the Merger or the remedies available to the Parties under this Agreement; provided, further, that the failure to notify Parent pursuant to this Section 6.17(a) shall not constitute a breach of covenant in any material respect for purposes of clause (f) of Exhibit A, or give rise to any right of termination under Article VIII.

(b) At all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Purchaser in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Purchaser to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to make the satisfaction of any of the conditions to the obligations of the Company to consummate the Offer or Merger unlikely at the Offer Closing or Closing, respectively; provided, that no such notice will affect or be deemed to modify any representation, warranty, covenant or agreement of Parent or Purchaser set forth this Agreement or the conditions to the obligations of the Company to consummate the Offer or the Merger or the remedies available to the Parties under this Agreement; provided, further, that the failure to notify the Company pursuant to this Section 6.17(b) shall not give rise to any right of termination under Article VIII.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a) No Legal Restraints. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order (whether temporary, preliminary or permanent) or Law which remains in effect at the Closing, which has, or would have, the effect of (i) making the transaction contemplated by this Agreement illegal, (ii) otherwise restraining, enjoining or prohibiting consummation of such transaction or (iii) causing the transaction contemplated to be consummated at the Closing to be rescinded following completion thereof (each, a “Legal Restraint”); provided, that a Party may not assert its right to not consummate the transaction contemplated by this Agreement pursuant to this Section 7.01(a) if such Legal Restraint is the primary result of, or primarily caused by, a failure of such Party to comply with its covenants and agreements under this Agreement.

(b) Offer. Purchaser shall have accepted for payment all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination Rights; Termination Procedure.

(a) Termination by Mutual Agreement. The Company and Parent shall have the right to terminate this Agreement and abandon the transactions contemplated hereby at any time prior to the Offer Acceptance Time by mutual written agreement.

(b) Termination by Either the Company or Parent. Each of the Company and Parent shall have the right to terminate this Agreement and abandon the transactions contemplated hereby, at any time prior to the Offer Acceptance Time, if:

(i) the Offer Acceptance Time shall not have occurred by 5:00 p.m. Eastern time on October 30, 2018 (the “End Date”); provided, however, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.01(b)(i) if such Party (or, in the case of Parent, Purchaser) is in breach of this Agreement and such breach has been the primary cause of or primarily resulted in the failure of the Offer Acceptance Time to occur by the End Date;

(ii) the conditions set forth in Section 7.01(a) or clause (d) of Exhibit A are not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.01(b)(ii) if such Party (or, in the case of Parent, Purchaser) is in breach of this Agreement and such breach has been the primary cause or primarily resulted in the conditions set forth in Section 7.01(a) or clause (d) of Exhibit A not to have been satisfied at or prior to 5:00 p.m. Eastern time on the End Date; or

(iii) the Offer shall have earlier (A) expired (after giving effect to any extensions thereof in accordance with this Agreement) or (B) been terminated, in each case, in accordance with the terms of this Agreement and the Offer Acceptance Time shall not have occurred solely as a result the Minimum Tender Condition not being satisfied; provided, however, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.01(b)(iii) if such Party (or, in the case of Parent, Purchaser) is in breach of this Agreement and such breach has been the primary cause of or primarily resulted in the Minimum Tender Condition not being satisfied.

(c) Termination by the Company. The Company shall have the right to terminate this Agreement at any time prior to the Offer Acceptance Time:

(i) if (A) the Company has received a Superior Company Proposal; (B) subject to the terms of Section 6.02, the Company Board (or a committee thereof) authorizes the Company’s entry into, and the Company substantially concurrently with the termination of this Agreement, enters into, a definitive, written Contract reflecting the terms of such Superior Company Proposal; (C) the Company has complied in all material respects with its obligations under Section 6.02 with respect to such Superior Company Proposal; and (D) prior to or concurrently with such termination, the Company pays to Parent or its designee the Company Termination Fee in accordance with Section 8.03(a);

(ii) if Parent or Purchaser breaches any of its respective covenants, agreements, representations or warranties in this Agreement, which breach (A) would reasonably be expected to have a Parent Material Adverse Effect and (B) either (1) such breach is not capable of being cured by Parent or Purchaser by the End Date or (2) if capable of being cured by Parent or Purchaser by the End Date, the Company has delivered to Parent written notice of such breach and such breach is not cured by Parent or Purchaser, as applicable, by the earlier of (x) the End Date and (y) the date that is thirty (30) days after delivery of such notice; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(ii) if the Company is then in material breach of any of its covenants, agreements, representations or warranties in this Agreement such that any condition set forth in clause (e) or clause (f) of Exhibit A, as applicable, could not then be satisfied;

(iii) if Parent or Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within one (1) Business Day after it is otherwise obligated to commence the Offer in the time period provided by and otherwise in accordance with Section 1.01; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(iii) if the Company is then in material breach of any of its covenants, agreements, representations or warranties in this Agreement; which breach is the primary cause of, or primarily resulted in, Purchaser failing to so commence the Offer; or

(iv) if: (A) the conditions set forth in Exhibit A have been satisfied or waived at the Expiration Time (other than the condition in clause (h) of Exhibit A, which by its nature is to be satisfied at the Expiration Time); (B) Purchaser shall have failed to purchase all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer within three (3) Business Days following the date the Offer Closing should have occurred pursuant to the Offer; (C) the Company has irrevocably confirmed by written notice to Purchaser the Company’s intention to terminate this Agreement pursuant to this Section 8.01(c)(iv) if Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three (3) Business Days following the date the Offer Closing should have occurred and (D) at all times during such three (3) Business Day period, the Company stood ready, willing and able to consummate the Closing. Notwithstanding the foregoing, the determination of when the Offer Closing should have occurred for purposes of this Section 8.01(c)(iv) shall take into account only two (2) Financing Proceeds Extensions.

(d) Termination by Parent. Parent shall have the right to terminate this Agreement at any time prior to the Offer Acceptance Time:

(i) if the Company Board makes a Company Adverse Recommendation Change; or

(ii) if the Company breaches any of its respective covenants, agreements, representations or warranties in this Agreement, which breach (A) would reasonably be expected to prevent the satisfaction of the conditions set forth in clause (e) or clause (f) of Exhibit A, and (B) either (1) such breach is not capable of being cured by the Company by the End Date or (2) if capable of being cured by the Company by the End Date, Parent has delivered to the Company written notice of such breach and such breach is not cured by the Company by the earlier of (x) the End Date and (y) the date that is thirty (30) days after delivery of such notice; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) if Parent is then in material breach of any of its covenants, agreements, representations or warranties in this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.01(c)(ii).

(e) Termination Procedure. This Agreement may be terminated only pursuant to Sections 8.01(a) through Section 8.01(d). Termination of this Agreement shall not require the approval of the Company Stockholders. In order to terminate this Agreement, the Party desiring to terminate this Agreement shall give prompt written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 8.02 Effect of Termination. If this Agreement is validly terminated as provided in Section 8.01, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of the Company, Parent, the Sponsor or the Lender or Lender Related Parties (or any Affiliate or Representative thereof or any Company Related Party or Parent Related Party), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter of this Agreement (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (a) Section 1.01(h), Section 6.03(b), Section 6.08, this Section 8.02, Section 8.03, Section 8.05 and Article IX (and all defined terms appearing in such sections), which provisions shall survive such termination, and (b) subject to the limitations of Section 8.03 and Section 8.05, liability of any Party (whether or not the terminating Party) for any Intentional Breach of this Agreement by any Party prior to such termination, which liabilities shall survive the termination of this Agreement. For purposes of this Agreement, “Intentional Breach” means a breach of this Agreement that is a consequence of an act or omission undertaken by the breaching Party with the actual knowledge or actual intent that the taking of, or the omission of taking, such act would constitute a material breach of this Agreement; provided, that, without limiting the meaning of Intentional Breach, (i) any failure by any Purchaser to commence the Offer Closing when required under Section 1.01(a) or (ii) any failure of Parent or Purchaser to consummate the Merger when required under Section 2.03 shall constitute an Intentional Breach by Parent and Purchaser. For the avoidance of doubt, notwithstanding anything in the foregoing to the contrary, the agreements of the parties contained in the

Confidentiality Agreement and the Limited Guarantee shall survive the termination of this Agreement (in the case of the Confidentiality Agreement and the Limited Guarantee, subject to the terms thereof).

Section 8.03 Termination Fees.

(a) If the Company validly terminates this Agreement pursuant to Section 8.01(c)(i) or Parent validly terminates this Agreement pursuant to Section 8.01(d)(i), the Company shall pay to Parent a fee of $18,388,081 in cash (the “Company Termination Fee”). In the event of a termination under Section 8.01(c)(i), the Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) concurrently with or prior to such termination. In the event of a termination pursuant to Section 8.01(d)(i), the Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) no later than two (2) Business Days after the date of such termination.

(b) If the Company validly terminates this Agreement pursuant to Section 8.01(c)(ii) as a result of an Intentional Breach by Parent or Purchaser or Section 8.01(c)(iv), and at the time of such termination, all other conditions set forth in Exhibit A have been satisfied or waived at the Expiration Time (except for (i) those conditions that by their nature are to be satisfied at the Offer Closing Date, but subject to such conditions being able to be satisfied or (ii) those conditions that have not been satisfied as a result of a breach of this Agreement by Parent), then Parent shall pay to the Company a fee of $31,522,425 in cash (the “Parent Termination Fee”).

(c) If (i) Parent or the Company validly terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), or Parent validly terminates this Agreement pursuant to Section 8.01(d)(ii), (ii) following the execution of this Agreement and prior to the termination of this Agreement a Company Takeover Proposal shall have been publicly disclosed or shall have otherwise become publicly known (and not publicly withdrawn prior to the time of such termination), and (iii) within twelve (12) months after the date of such termination, the Company consummates a Company Takeover Proposal or enters into a Company Acquisition Agreement (in each case, whether or not the Company Takeover Proposal referenced in clause (iii)) and such Company Takeover Proposal is subsequently consummated, then the Company shall pay to Parent the Company Termination Fee on the date no later than two (2) Business Days after, and subject to, the consummation of such Company Takeover Proposal.

(d) All payments under this Section 8.03 shall be made by the respective Party obligated to make such payment to the other Party by wire transfer of immediately available funds to an account designated in writing by such other Party.

(e) The provisions of this Section 8.03 are an integral part of the transactions contemplated by this Agreement and the Limited Guarantee and, without such provisions, the Parties would not have entered into this Agreement or the Limited Guarantee; accordingly, if any Party fails to promptly pay or cause to be paid any amount due pursuant to Section 8.03(a) or Section 8.03(b), and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such first Party for the amount set forth in Section 8.03(a) or Section 8.03(b) or any portion thereof, such first Party shall pay or cause to be paid to the other Party its reasonable out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate published by The Wall Street Journal in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that:

(i) Subject in all respects to Parent’s right to injunction and specific performance under Section 9.10, if this Agreement is validly terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under Section 8.03(a) or Section 8.03(c), payment of the Company Termination Fee in accordance with this Agreement and any reimbursement and expense obligations of the Company pursuant to the first sentence of this Section 8.03(e) (“Enforcement Expenses”) shall be the sole and exclusive remedy of Parent, Purchaser, and each of their respective

Affiliates, as applicable, against the Company, its Affiliates, and each of their respective former, current and future directors, officers, employees, equityholders, controlling Persons, members, managers, general or limited partners, assignees or other Affiliates or Representatives (collectively, the “Company Related Parties”), and upon payment of such Company Termination Fee and any Enforcement Expenses, none of the Company Related Parties will have any further liability or obligation to Parent, Purchaser or their respective Affiliates for any Claim, loss, judgment, inquires, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, or the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and Parent, Purchaser and each of their respective Affiliates shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity).

(ii) Subject in all respects to the Company’s right to injunction and specific performance under Section 9.10, if this Agreement is validly terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under Section 8.03(b), payment of the Parent Termination Fee, any Enforcement Expenses and Parent’s indemnification and reimbursement obligations under Section 6.09 (“Reimbursement Obligations”) shall be the sole and exclusive remedy of the Company and its Affiliates, as applicable, against Parent, Purchaser, the Sponsor and each of their respective Affiliates, and each of their respective former, current and future directors, officers, employees, equityholders, controlling Persons, members, managers, financing sources, general or limited partners, assignees or other Affiliates or Representatives (collectively, the “Parent Related Parties”) and the Lender and Lender Related Parties, and upon payment of such Parent Termination Fee and any Enforcement Expenses or Reimbursement Obligations, none of the Parent Related Parties, the Lender nor the Lender Related Parties will have any further liability or obligation to the Company or its Affiliates for any Claim, loss, judgment, inquires, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Debt Commitment Letter or the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or thereof (including any breach by the Sponsor), or the transactions contemplated hereby and thereby (including the Financing) or in respect of any other documents or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and the Company and its Affiliates shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, that nothing in this Agreement will limit in any way the remedies of the parties under the Confidentiality Agreement.

(iii) The Parties acknowledge and agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one (1) occasion and the payment of any amounts under this Section 8.03 shall be subject in all cases to the last sentence of Section 9.10(a). Except with respect to Section 6.03(b), no Party shall be entitled to specific performance or other equitable relief under Section 9.10 if this Agreement has been validly terminated in accordance with Section 8.01; provided, however, and, for further clarity, in any circumstances where performance by Parent and Purchaser, on the one hand, or the Company, on the other hand, of its obligations under this Agreement would relieve such Party of its obligation to pay the Parent Termination Fee or the Company Termination Fee, respectively, the other Party may, in its sole discretion: (A) seek specific performance pursuant to Section 9.10; (B) withdraw any claim for specific performance and require payment of the Parent Termination Fee or the Company Termination Fee, as applicable, if entitled to payment of such fee under this Section 8.03; or (C) if the other Party is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee or the Company Termination Fee, as applicable, if entitled to payment of such fee under this Section 8.03.

(iv) In no event shall (A) any Parent Related Party, Lender or Lender Related Party have any liability for monetary damages to the Company, its Subsidiaries or any other Company Related Party (whether at law, in contract, in tort or otherwise) relating to or arising out of this Agreement, the Equity Commitment Letter and the Limited Guarantee, the Debt Commitment Letter or the transactions contemplated hereby or thereby (including the Financing), other than (1) Sponsor’s obligations under the Limited Guarantee and the Equity Commitment Letter, (2) the obligations of Parent and Purchaser as provided herein and (3) the obligations of Parent, Purchaser or any of their respective Affiliates under the Confidentiality Agreement, or (B) any Company Related Party have any liability for monetary damages to Sponsor, Parent, Purchaser or any other Parent Related Party (whether at law, in contract, in tort or otherwise) relating to or arising out of this Agreement or the transactions contemplated hereby, other than the obligations of the Company as provided herein.

(v) In no event shall the Company or any Company Related Party seek or obtain, nor shall it permit any of its Representatives to seek or obtain, nor shall any Person be entitled to seek or obtain, any recovery, judgment or monetary award of any kind, including consequential, special, indirect, or punitive damages, against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, Sponsor, Parent and Purchaser), the Lender or any Lender Related Party, with respect to any Claim, liability, loss, judgment, inquires, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Debt Commitment Letter or the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or thereof (including any breach by the Sponsor), or the transactions contemplated hereby and thereby (including the Financing) or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, other than from (A) Parent or Purchaser to the extent expressly provided for in this Agreement, (B) Sponsor to the extent expressly provided for in the Limited Guarantee or the Equity Commitment Letter or (C) Parent, Purchaser or any of their respective Affiliates to the extent expressly provided for in the Confidentiality Agreement.

(vi) In no event shall Parent, Purchaser or any Parent Related Party seek or obtain, nor shall it permit any of its Representatives to seek or obtain, nor shall any Person be entitled to seek or obtain, any recovery, judgment or monetary award of any kind, including consequential, special, indirect, or punitive damages, against any Company Related Party (other than the Company) with respect to any Claim, liability, loss, judgment, inquires, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or thereof, or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.

(f) Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Company Termination Fee or Parent Termination Fee, as applicable, is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate Parent, Purchaser and their respective Affiliates or the Company and its Affiliates, as applicable, in the circumstances in which the Company Termination Fee or Parent Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and the Limited Guarantee and in reliance on this Agreement and the Limited Guarantee and on the expectation of the consummation of the transactions contemplated by this Agreement and the Limited Guarantee, which amount would otherwise be impossible to calculate with precision.

Section 8.04 Recoverable Damages. Subject to Section 8.05(a), Parent and Purchaser acknowledge and agree that, without in any way limiting the Company’s rights under Section 9.10, recoverable damages of the Company under this Agreement and the Limited Guarantee shall not be limited to reimbursement of expenses or out of pocket costs but shall also include the benefit of the bargain lost by the Company Stockholders (including “lost premium”), taking into consideration relevant matters, including the total amount payable to the Company Stockholders under this Agreement or the Limited Guarantee and the time value of money, which, in each case, shall be deemed in such event to be damages of the Company and shall be recoverable by the Company on behalf of its stockholders.

Section 8.05 Certain Limitations.

(a) Notwithstanding anything to the contrary in this Agreement (and without limiting the rights of the Lender or Lender Related Parties under Section 8.03), in no event shall the Company Related Parties be entitled to monetary recovery, award or fees in excess of the amount of $31,522,425 in the aggregate (the “Parent Liability Limitation”) for, or with respect to, any Claim, liability, loss, judgment, inquiries, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Debt Commitment Letter or the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or thereof (including any breach by the Sponsor), or the transactions contemplated hereby and thereby (including the Financing) or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. In no event shall the Company Related Parties seek or obtain, nor shall they permit any of their Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery, award or fees in excess of the Parent Liability Limitation against the Parent Related Parties, and in no event shall the Company or any of its Affiliates be entitled to seek or obtain any monetary recovery, award or fees of any kind in excess of the Parent Liability Limitation against the Parent Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, any Claim, liability, loss, judgment, inquires, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Debt Commitment Letter or the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or thereof (including any breach by the Sponsor), or the transactions contemplated hereby and thereby (including the Financing) or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. Nothing in this Section 8.05(a) shall in any way limit the Company’s rights to specific performance under Section 9.10.

(b) Notwithstanding anything to the contrary in this Agreement, in no event shall the Parent Related Parties be entitled to monetary recovery, award or fees in excess of the amount of $18,388,081 in the aggregate (the “Company Liability Limitation”) for, or with respect to, any Claim, liability, loss, judgment, inquiries, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or thereof, or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. In no event shall the Parent Related Parties seek or obtain, nor shall they permit any of their Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery, award or fees in excess of the Company Liability Limitation against the Company Related Parties, and in no event shall Parent or any of its Affiliates be entitled to seek or obtain any monetary recovery, award or fees of any kind in excess of the Company Liability Limitation against the Company Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, any Claim, liability, loss, judgment, inquires, fines, fees, costs and expenses (including attorneys’ fees and disbursements) or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, termination, failure, performance (or nonperformance) or any actual or purported breach hereof or thereof, or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. Nothing in this Section 8.05(b) shall in any way limit Parent’s or Purchaser’s rights to specific performance under Section 9.10.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations, Warranties, Covenants and Agreements. The Parties acknowledge and agree that (i) none of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time and (ii) except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties in this Agreement shall survive, and all rights, Claims and causes of actions (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

Section 9.02 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) on the date sent if sent by email (provided, however, that notice given by email shall not be effective unless a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.02) or (c) one (1) Business Day after the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Parties pursuant to this provision):

To Parent or Purchaser:

Riptide Parent, LLC

c/o HGGC, LLC

1950 University Avenue, Suite 350

Palo Alto, California 94303

Attention:         David Chung

                          Kurt A. Krieger

Email:               dchung@hggc.com

                           KAK@hggc.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

3330 Hillview Avenue

Palo Alto, CA 94304

Attn:   Travis L. Nelson, P.C.

           Marc D. Browning, P.C.

Email: tnelson@kirkland.com

            mbrowning@kirkland.com

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

Attn:    Joshua M. Zachariah, P.C.

            Joseph K. Halloum

Email: joshua.zachariah@kirkland.com

           joseph.halloum@kirkland.com

To the Company:

RPX Corporation

One Market Plaza, Suite 1100

San Francisco, CA 94105

Attention: General Counsel

Email:       legal@rpxcorp.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attention: Leif B. King

Email:      leif.king@skadden.com

Section 9.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.03 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.04 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by electronic transmission, by facsimile or email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each Party and delivered to the other Parties.

Section 9.05 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the Exhibits and Disclosure Letters) and the documents and instruments and other agreements, in each case, among the Parties as contemplated by or referred to herein, the Confidentiality Agreement (except for paragraphs 4, 8, 9 and 10 of the Confidentiality Agreement), the Commitment Letters and the Limited Guarantee constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties or their Affiliates with respect to the Offer and the Merger.

(b) Except: (i) subject in all respects to the limitations set forth in Section 8.03 and Section 8.05 for the right of the Company on behalf of the Company Stockholders to pursue damages in the event of Parent’s or Purchaser’s breach of this Agreement (whether or not this Agreement has been terminated pursuant to Article VIII); (ii) as expressly provided in this Agreement, including the last sentence of Section 6.03(a) and Section 6.09; (iii) after the Effective Time, for Section 3.01 and Section 3.02, each of which is intended to be for the benefit of, and shall be enforceable by, each of the Company Stockholders as of immediately prior to Effective Time, which holders are express third-party beneficiaries of Section 3.01 and Section 3.02 from and after the Effective Time; and (iv) after the Effective Time, for Section 3.04, which is intended to be for the benefit of, and shall be enforceable by, the holders of Company Equity Awards as of immediately prior to Effective Time, which holders are express third-party beneficiaries of Section 3.04 from and after the Effective Time, each Party agrees that (A) their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (B) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding the foregoing, the Lender and the Lender Related Parties are intended third-party beneficiaries of Section 8.03(e), Section 8.05, the last sentence of this Section 9.05(b), Section 9.07, the last sentence of Section 9.08, the last sentence of Section 9.09, Section 9.10, the last sentence Section 9.11 and Section 9.12.

Section 9.06 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties, except that Parent and Purchaser will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Purchaser or other disposition of all or substantially all of the assets of Parent, Purchaser or the Surviving Corporation and (b) to any of their respective Affiliates, it being understood that in each case, such assignment shall not: (i) affect the obligations of the parties to the Commitment Letters or the Limited Guarantee; (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Shares pursuant to this Agreement; and (iii) relieve Parent or Purchaser of any of their respective obligations under this Agreement. Any purported assignment in violation of this Section 9.06 shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.07 Governing Law. This Agreement, including all matters of construction, and all Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance, consummation or subject matter of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. Notwithstanding anything to the contrary contained in this Agreement, each of the Parties agrees that all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Lender or any of the Lender Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any claims or causes of action relating to the Financing, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

Section 9.08 Amendment. This Agreement may be amended, modified and supplemented in any and all respects any time prior to the Effective Time with respect to any of the terms of this Agreement; provided, however, that (a) no such amendment, modification or supplement shall result in the Merger Consideration not being the same amount and kind of cash, property, rights or securities as the consideration being offered to holders of Company Shares in the Offer, (b) after the Offer Closing, no such amendment, modification or supplement shall adversely affect the rights of the Company Stockholders (other than Parent, Purchaser or their respective Affiliates) under this Agreement without the approval of such Company Stockholders and (c) no amendment shall be made to this Agreement after the Effective Time. Any such amendment, modification or supplement shall be effective only if it is set forth in an instrument in writing executed by each Party. Notwithstanding anything to the contrary contained in this Agreement, Section 8.03(e), Section 8.05 the last sentence of Section 9.05(b), the last sentence of Section 9.07, this sentence, the last sentence of Section 9.09, the last sentence of Section 9.10(a), the last sentence of Section 9.11 and Section 9.12 (and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of the foregoing specified provisions) may not be amended, supplemented or otherwise modified in any manner that is adverse to the Lender or any Lender Related Party without the prior written consent of the Lender.

Section 9.09 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties in this Agreement or in any document delivered pursuant to this Agreement, (c) subject to clause (a) of Section 9.08, waive compliance with any covenants and agreements in this Agreement or (d) waive the satisfaction of any of the conditions in this Agreement; provided, however, that the Offer Conditions may be waived only in accordance with Section 1.01(c). Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by the Party against whom the waiver or extension is to be effective. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding anything to the contrary contained in this Agreement, Section 8.03(e), Section 8.05 the last sentence of Section 9.05(b), the last sentence of Section 9.07, the last sentence of Section 9.08, the last sentence of Section 9.10(a), this sentence, the last sentence of Section 9.11 and Section 9.12 (and any other provision of this Agreement to the extent that any waiver of such provision would modify the substance of the foregoing specified provisions) may not be waived in any manner that is adverse to the Lender or any Lender Related Party without the prior written consent of the Lender.

Section 9.10 Specific Performance.

(a) The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the valid termination of this Agreement pursuant to Article VIII and subject in all respects to this Section 9.10, the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, in any court referred to in Section 9.11, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond or any similar instrument in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach or threatened breach of this Agreement. Notwithstanding anything to the contrary in this Agreement or otherwise, while a Party’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, except with respect to Section 6.03(b), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance or other equitable relief, on the one hand, and the payment of any monetary damages, on the other hand.

(b) Notwithstanding Section 9.10(a), it is expressly agreed that the right of the Company to specific performance or other equitable remedies in connection with enforcing Parent’s obligation to fund the Equity Financing in order to consummate the Offer Closing and the Closing, including by demanding Parent and/or Purchaser file one or more lawsuits against the parties to the Equity Commitment Letter to fully enforce such parties’ obligations thereunder and Parent’s and/or Purchaser’s rights thereunder, shall be subject to the requirements that: (A) the Company has irrevocably confirmed in writing that (i) all of the conditions set forth in Section 7.01 and the conditions set forth in Exhibit A have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their nature are intended to be satisfied at the Offer Closing, but subject to those conditions being capable of being satisfied at the Offer Closing) at the time when the Offer Closing would have occurred (not taking into account any Financing Failure) or been required to occur pursuant to Section 1.01(a), (ii) if specific performance is granted and the Debt Financing and Equity Financing were funded in accordance with the terms thereof, the Offer Closing and the Closing will occur and (iii) that if the Equity Financing and Debt Financing are funded, then it is prepared, willing and able to effect the Offer Closing and the Closing to occur pursuant to the terms of this Agreement; (B) with respect to any funding of the Equity Financing to occur at the Offer Closing, all of the conditions set forth in Exhibit A shall have been satisfied or waived as of the Expiration Time and (C) the Debt Financing has been funded or will be funded in accordance with the terms of the Debt Commitment Letter at the Offer Closing (if the Equity Financing is funded in accordance with the terms of the Equity Commitment Letter at the Offer Closing); provided, that in no case shall Parent or Purchaser be required to draw down the Equity Commitment Letter or consummate the Offer and the Merger if the Debt Financing (or any alternative financing) is not in fact funded at the Offer Closing.

Section 9.11 Jurisdiction; Venue. All Claims (whether based on contract, tort or otherwise) arising from, under or in connection with or relating to this Agreement or the transactions contemplated hereby or the actions of Parent, Purchaser or the Company in the negotiation, administration, performance and enforcement thereof shall be raised to and exclusively determined by the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, each such court to whose jurisdiction and venue the Parties unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any such Claim in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any Claim brought against such Party in any such court. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising from, under or in connection with or relating to this Agreement or the transactions contemplated hereby or the actions of Parent, Purchaser or the Company in the negotiation, administration, performance and enforcement thereof, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything to the contrary contained in this Agreement, each of the Parties agrees that it will not bring or support any legal proceeding against the Lender or any of the Lender Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any dispute relating to the Financing, in any forum other than the United States federal court located in, or if that court does not have subject matter jurisdiction, in any New York state court located in, the Borough of Manhattan in the City of New  York, New York.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ACKNOWLEDGES AND AGREES THAT ANY CLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) WHICH MAY ARISE FROM, UNDER OR IN CONNECTION WITH OR RELATE TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE NEGOTIATION, EXECUTION, TERMINATION, FAILURE, PERFORMANCE (OR NONPERFORMANCE) OR ANY ACTUAL OR PURPORTED BREACH HEREOF OR THEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE NEGOTIATION, EXECUTION, TERMINATION, FAILURE,

PERFORMANCE (OR NONPERFORMANCE) OR ANY ACTUAL OR PURPORTED BREACH HEREOF OR THEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION INVOLVING THE LENDER OR ANY LENDER RELATED PARTY). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Construction. Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 9.14 Interpretation.

(a) Time Periods. When calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded, (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day, (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). All references in this Agreement to a number of days are to such number of calendar days unless business days or Business Days are specified. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

(b) Dollars. Unless otherwise specifically indicated, any reference in this Agreement to “$” means U.S. dollars.

(c) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d) References. When a reference is made (whether capitalized or not) in this Agreement to an Article, Section, Subsection, Recital or Exhibit, such reference shall be to an Article, Section, Subsection, Recital or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Include. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(f) Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g) Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h) Or. The word “or” shall be disjunctive but not exclusive.

(i) Contracts. Any Contract defined or referred to in this Agreement means such Contract, as from time to time amended, modified or supplemented (including any waiver thereto) to the extent made available to Parent, unless otherwise specifically indicated, in accordance with the terms thereof.

(j) Laws. Any Law defined or referred to in this Agreement means such Law as from time to time amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder.

(k) Persons. References to a person are also to its permitted successors and assigns.

(l) Exhibits and Disclosure Letters. The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part of this Agreement and are an integral part of this Agreement. Each of the Company and Parent may, at its option, include in the Company Disclosure Letter or the Parent Disclosure Letter, respectively, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts in this Agreement or in the Disclosure Letters, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Each Disclosure Letter shall be organized by section, with each section of such Disclosure Letter corresponding to a Section of this Agreement. Any matter set forth in any section of a Disclosure Letter shall be deemed to be referred to and incorporated in any section of such Disclosure Letter to which it is specifically referenced or cross-referenced and also in all other sections of such Disclosure Letter to the extent the applicability of such matter to such other sections is reasonably apparent on its face. Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement.

(m) Made Available. The words “made available to Parent” and words of similar import refer to documents which were, at or prior to 5:00 p.m., San Francisco time, on April 30, 2018, (i) posted to the data site maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement; (ii) delivered in person or electronically to Parent, Purchaser or any of their respective Representatives; or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

(n) Reflected On or Set Forth In. An item arising with respect to a specific representation, warranty, covenant or agreement shall be deemed to be “reflected on” or “set forth in” the Company Financial Statements included in the Company Reports, to the extent any such phrase appears in such representation, warranty, covenant or agreement if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement reasonably related to the subject matter of such representation or (ii) such item and the amount thereof is otherwise reasonably identified on such balance sheet or financial statement (or the notes thereto).

(o) Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(p) Third Party. The words “third party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or Purchaser or any of their respective Affiliates or Representatives.

(q) Accounting. To the extent applicable and unless otherwise specified herein, all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(r) Ordinary Course. When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practice.”

Section 9.15 Definitions.

(a) For purposes of this Agreement, each of the following capitalized terms has the meaning specified in this Section 9.15(a):

“Affiliate” of any Person means another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Authority, as amended from time to time, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York or San Francisco, California.

“Cash on Hand” means, with respect to the Company and its Subsidiaries, all cash, cash equivalents and marketable securities, in each case determined in accordance with GAAP and expressed in U.S. dollars. For the avoidance of doubt, “Cash on Hand” shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit in the accounts of the Company and its Subsidiaries.

“Claim” means any litigation, demand, claim, suit, action, legal proceeding (whether at law or in equity), mediation or arbitration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commencement Date” means the date on which Purchaser commences (within the meaning of Rule 14d-2 under the Exchange Act) the Offer in accordance with Section 1.01(a).

“Company Benefit Plan” means: (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) (whether or not subject to ERISA); (b) each employment, individual consulting, severance, termination, change in control, transaction, retention or similar plan, program, Contract, arrangement or policy; and (c) each other plan, program, Contract, arrangement or policy providing compensation or other benefits, including bonus, commission or other incentive compensation, equity or equity-based compensation, deferred compensation, retirement, pension, welfare, vacation, paid time off, perquisites or other similar compensation or benefits, in each case, that is maintained, sponsored or contributed to or required to be contributed to by any Company Entity or with respect to which any Company Entity has any current or contingent liability or obligation, but excluding, in each case, any compensation and benefit plan, program and arrangement sponsored or maintained by a Governmental Authority.

“Company Board” means the Company’s board of directors.

“Company Entity” means any of the Company or any Company Subsidiary.

“Company Equity Awards” means, collectively, the Company Options, Company RSUs and Company PSUs.

“Company Material Adverse Effect” means any fact, condition, circumstance, occurrence, effect, change, event, inaccuracy or development (an “Effect”) that (i) has had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Company Entities, taken as a whole or (ii) prevents, materially delays, materially interferes with or materially impairs the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in the case of clause (i) no Effect related to, resulting from or arising out of any of the following, individually or in the aggregate, shall constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any Effect affecting any industry in which any Company Entity operates;

(b) any Effect affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area;

(c) any Effect arising directly or indirectly from, or other otherwise related to, changes in interest or currency exchange rates;

(d) any failure by any Company Entity to meet any Projection or any other internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying causes of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein);

(e) other than for purposes of any representation or warranty contained in Section 4.05(a), any Effect attributable to the public announcement, execution or delivery of this Agreement or the pendency of the Offer or the Merger;

(f) any action taken by any Company Entity that is required by this Agreement;

(g) any Claim arising out of or related to this Agreement (including any stockholder litigation);

(h) any change in supplier, employee, financing source, stockholder, regulatory, partner, customer, client or similar relationships resulting from this Agreement;

(i) any change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company;

(j) any comments or other communications by Parent of its intentions with respect to the Surviving Corporation or the business of the Company;

(k) any Effect affecting the market for commodities, including any change in the price or availability of commodities;

(l) any change in the market price, credit rating or trading volume of Company Shares on NASDAQ or any change affecting the ratings or the ratings outlook for any Company Entity (provided, that the underlying causes of any such change may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein);

(m) any change (or any action taken to comply with any change) in applicable Law, regulation or GAAP (or authoritative interpretation thereof);

(n) geopolitical conditions, the outbreak or escalation of hostilities, declared or undeclared acts of war, cyber-attacks, sabotage or terrorism, epidemics or pandemics (including any escalation or general worsening of any of the foregoing) or national or international emergency in the United States or any other country or region of the world occurring after the date hereof;

(o) the occurrence of natural disasters, force majeure events or weather conditions adverse to the business being carried on by the Company and its Subsidiaries;

(p) any Claim made or brought by any of the current or former Company Stockholder (on their own behalf or on behalf of the Company) against the Company or the Company Board, in connection with or arising out of the Offer, the Merger or the other transactions contemplated hereby, including the Schedule 14D-9;

(q) any Claim brought or threatened by shareholders of the Company (whether on behalf of the Company or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Offer Documents; and

(r) any action taken or refrained from being taken pursuant to, in accordance with, expressly contemplated by or expressly required by the Company Disclosure Letter;

provided, that, with respect to clauses (a), (b), (c), (k), (m), (n) and (o) above, only to the extent such Effect does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate.

“Company Option” means an option to purchase Company Shares granted pursuant to any Company Stock Plan.

“Company Personnel” means any current or former director, officer, employee or other individual service provider of any Company Entity.

“Company Products” means the Software and other products and services (including those under development) that (i) are currently (or intended to be) licensed out, sold, marketed, distributed, supplied, hosted, made available (including as software-as-a-service or a web-based application) or otherwise commercialized by or for any of the Company Entities to third parties; (ii) from which any Company Entity currently derives or recognizes any revenue (including revenue associated with maintenance or service agreements); or (iii) that are currently used or intended to be used to provide services to any Company Entity’s customers.

“Company PSU” means a performance stock unit or restricted stock unit granted pursuant to any Company Stock Plan that vests in whole or in part on the basis of the achievement of performance targets.

“Company RSU” means a restricted stock unit granted pursuant to any Company Stock Plan that vests solely on the basis of time.

“Company Stock Plans” means, collectively, the Company’s 2008 Stock Plan, as amended, and the Company 2011 Equity Incentive Plan, as amended.

“Company Stockholders” means the holders of Company Common Stock.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Systems” means the Software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications,

telecommunications, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized or Software systems, that are owned, used or relied on by any of the Company Entities.

“Contract” means any written or legally binding oral contract, subcontract, lease, license, sublicense, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding; provided, however that the term Contract does not include any Company Stock Plan or Company Benefit Plan.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” means any of the Company Disclosure Letter or the Parent Disclosure Letter.

“Employee Representative” means any labor union, labor organization, works council, staff association, worker representative, trade union or any other employee representative body (whether elected or not).

“Environmental Claim” means any Claim against any Company Entity asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, monitoring costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from: (a) the presence or Release of or exposure to any Hazardous Materials; or (b) any violation or alleged violation of Environmental Law or any Environmental Permit.

“Environmental Laws” means all applicable Laws relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the human health or safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, re-export, transfer, and import controls, including, without limitation, the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Financing Failure” means a refusal, for any reason, of any of the Financing Parties to provide the Financing in full or any other failure, for any reason, of the Financing to be provided in full, in each case, pursuant to, and in accordance with the terms and conditions of, the Commitment Letters (or if definitive agreements relating to the Financing have been entered into, pursuant to such agreements), as amended, supplemented, modified, waived or replaced in compliance with Section 6.14(e).

“German Merger Control Clearance” means the German Federal Cartel Office (Bundeskartellamt) either:

(a) deciding that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957, “GWB”) are not satisfied; or

(b) being deemed to have made such a decision in accordance with the GWB.

“Government Official” shall mean any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any U.S. or non-U.S. federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing; provided, that, if any of the foregoing Persons is a customer of any Company Entity, such Person shall not be considered a Governmental Authority to the extent acting in its capacity as a customer of such Company Entity.

“Hazardous Materials” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect, or for which liability or standards of conduct may be imposed, under any Law relating to pollution, waste, or the environment (including Environmental Laws).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith) (other than intercompany indebtedness); (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments or debt securities; (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities (in each case, to the extent drawn upon by the counterparty thereto, contingent or otherwise); (d) all capitalized lease obligations of such Person; (e) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (f) deferred purchase price liabilities related to past acquisitions; (g) liabilities arising in connection with earnouts or other contingent payment obligations; (h) liabilities arising from any breach of any of the foregoing; and (i) all guarantees or other assumptions of liability for any of the foregoing.

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign rights in: (a) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (b) trademarks, service marks, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing; (c) copyrights and copyrightable subject matter, and other works of authorship; (d) rights in databases and compilations of data; (e) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, software source code, customer lists, pricing and cost information, and business and marketing plans and proposals, models and methodologies; and (f) all registrations, issuances, and applications associated with the foregoing and the right to sue for past infringement for each of (a) through (e).

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Judgment” means a judgment, order, decree, ruling, writ, assessment or arbitration award of a Governmental Authority of competent jurisdiction.

“Knowledge” means (a) with respect to the Company, the actual knowledge of the individuals listed in Section 9.15(a)(i) of the Company Disclosure Letter and (b) with respect to Parent or Purchaser, the actual knowledge of any executive officer of Parent or Purchaser, in each case, after reasonable inquiry of their respective direct reports with operational responsibility for the matter in question.

“Law” means any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, procedure, notice or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of NASDAQ, the New York Stock Exchange or other stock exchange).

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Company Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Company Subsidiary thereunder.

“Lien” means any pledge, lien (statutory or otherwise), charge, mortgage, option, hypothecation, collateral assignment, encumbrance or security interest of any kind or nature whatsoever, except as imposed by this Agreement, the Organizational Documents of the Company Entities or applicable securities Laws.

“Multiemployer Plan” means a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control.

“Open Source Software” means any Software that is licensed pursuant to any license that is, or is substantially similar to, a license approved (as of the date hereof) by the Open Source Initiative and listed at http://www.opensource.org/licenses (which licenses shall include all versions of GNU GPL, GNU LGPL, GNU Affero GPL, MIT license, Eclipse Public License, Common Public License, CDDL, Mozilla Public License, Academic Free License, BSD license and Apache license) and any “copyleft” license or any other license under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements and certificates of existence, as applicable.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have a material and adverse effect on the ability of Parent or Purchaser to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Purchaser’s consummation of, the transactions contemplated by this Agreement.

“Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company Financial Statements, (b) Liens in favor of vendors, carriers’, warehousemen’s, repairmen’s, mechanics’, worker’s, materialmen’s, construction or similar Liens or other encumbrances arising in the ordinary course of business consistent with past practice and not yet due or that are being contested in good faith and for which adequate reserves have been provided for in accordance with GAAP, (c) solely to the extent required by applicable Law and arising in the ordinary course of business consistent with past practice, liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (d) all other liens as set forth on Section 9.15(a)(ii) of the Company Disclosure Letter, and (e) with respect to any Leased Real Property: (i) zoning, entitlement, building and other land use regulations or ordinances imposed by Governmental Authorities that are not violated by the current use and operation of such Leased Real Property; (ii) covenants, conditions, restrictions, easements and other similar matters of record affecting title to such Leased Real Property that do not materially impair the value, occupancy, operation or use of such Leased Real Property and which are not violated by the current use and operation of such Leased Real Property; (iii) public roads and highways or title to any portion of the premises lying within the right of way or boundary of any public road or private road that do not materially impair the occupancy, use or value of such Leased Real Property; (iv) rights of parties in possession of Leased Real Property without options to purchase or rights of first refusal that do not materially impair the occupancy, use or value of such Leased Real Property; and (v) matters that (A) would be disclosed by an inspection or survey of each parcel of real property and (B) do not, in the aggregate, materially impair the occupancy, operation of assets, use or value of the Leased Real Property or properties to which they relate.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Release” means any release, spill, emission, leaking, pumping, dumping, injection, pouring, deposit, disposal, discharge, emptying, dispersal, leaching or migrating into or through the environment (including indoor and ambient air, surface water, groundwater, land surface, subsurface and sediments).

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means: (i) any individual or entity listed on any applicable U.S., UN or EU sanctions- or export-related restricted party list, including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S., UN and EU Laws relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, and the European Union.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Software” means, in any form or medium, any and all (i) computer software (including any and all (a) software implementations of algorithms, models and methodologies, (b) software embodied in any sensor component or used in the design, test and manufacture of any sensor component, and (c) programmable logic and human readable or any intermediate hardware logic description language, whether in source code, object code, or other form), (ii) data, databases and collections or compilations of data and (iii) all information, documentation and manuals related to any of the foregoing.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL).

“Tax Return” means all Tax returns, declarations, estimates, statements, reports, schedules, forms, information returns and other documents filed or required to be filed in respect of any Tax, including any attachments thereto or amendments thereof.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, impositions and liabilities, in each case in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sale, use, occupation, value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, escheat, abandoned or unclaimed property, employment, excise, property taxes, fees or other like assessments or charges of a similar nature (however denominated) imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts, whether disputed or not.

“Third Party Components” means, with respect to a Company Product, all Software that is embedded in, used in, incorporated into, combined with, linked with, distributed with, provided to any Person as a service with, provided via a network as a service or application with or made available with such Company Product, in each case that is owned, in whole or in part, by a third party.

(b) In addition to the defined terms set forth in Section 9.15(a), each of the following capitalized terms has the meaning specified in the Section set forth opposite such term below:

Term	Section
Acceptable Confidentiality Agreement	Section 6.02(g)(i)
Agreement	Preamble
Bankruptcy and Equity Exceptions	Section 4.04
Board Actions	Recitals
Book-Entry Shares	Section 3.02(a)
Capitalization Date	Section 4.03(a)
Cash Flow Report	Section 6.03(a)
Certificate of Merger	Section 2.02
Closing	Section 2.03
Closing Date	Section 2.03
Commitment Letters	Section 5.06
Company	Preamble
Company Acquisition Agreement	Section 6.02(a)
Company Adverse Recommendation Change	Section 6.02(a)
Company Board Recommendation	Recitals
Company Bylaws	Section 4.01
Company Certificate	Section 4.01
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Financial Advisor	Section 4.19
Company Financial Statements	Section 4.06(a)
Company Indemnified Parties	Section 6.09(a)
Company Intervening Event	Section 6.02(g)(iii)

Company Liability Limitation	Section 8.05(b)
Company Option Consideration	Section 3.04(a)
Company Preferred Stock	Section 4.03(a)
Company PSU Consideration	Section 3.04(c)
Company Related Parties	Section 8.03(e)(i)
Company Reports	Section 4.06(a)
Company RSU Consideration	Section 3.04(b)
Company Share	Recitals
Company Takeover Proposal	Section 6.02(g)(i)
Company Termination Fee	Section 8.03(a)
Compensation Committee	Section 6.10(e)
Confidentiality Agreement	Section 6.03(a)
Consent	Section 4.05(b)
Continuing Company Personnel	Section 6.10(a)
Covered Securityholders	Section 6.10(e)
Debt Commitment Letter	Section 5.06
Debt Financing	Section 5.06
Debt Financing Parties	Section 6.14(b)
Debt Letters	Section 5.06
Depository Agent	Section 3.02(b)
Dissenting Shares	Section 3.03
Effective Time	Section 2.02
Employment Compensation Arrangement	Section 6.10(e)
End Date	Section 8.01(b)(i)
Enforcement Expenses	Section 8.03(e)(i)
Environmental Permit	Section 4.13(a)(i)
Equity Commitment Letter	Section 5.06
Equity Financing	Section 5.06
Equity Financing Parties	Section 6.14(b)
Equity Securities	Section 4.03(b)
Expiration Time	Section 1.01(e)
Fairness Opinion	Section 4.20
Fee Letter	Section 5.06
Filing	Section 4.05(b)
Financing	Section 5.06
Financing Parties	Section 6.14(b)
Financing Proceeds Extension	Section 1.01(e)
Fundamental Representations	Exhibit A
GAAP	Section 4.06(a)
HSR Clearance	Section 4.05(b)(ii)
Initial Expiration Time	Section 1.01(e)
Insurance Filings	Section 4.05(b)(iv)
Insurance Policies	Section 4.17
Insurance Subsidiaries	Section 4.06(d)
Intentional Breach	Section 8.02
International Company Benefit Plan	Section 4.09(i)
Legal Restraint	Section 7.01(a)
Lender	Section 5.06
Lender Related Parties	Section 5.06
Limited Guarantee	Recitals
Material Contracts	Section 4.14(a)
Maximum Amount	Section 6.09(c)

Merger	Section 2.01
Merger Consideration	Section 3.01(a)(iii)
Minimum Tender Condition	Exhibit A
Offer	Recitals
Offer Acceptance Time	Section 1.01(b)
Offer Closing	Section 1.01(c)
Offer Closing Date	Section 1.01(c)
Offer Conditions	Section 1.01(b)
Offer Documents	Section 1.01(d)
Offer Price	Recitals
Offer to Purchase	Section 1.01(d)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Liability Limitation	Section 8.05(a)
Parent Related Parties	Section 8.03(e)(ii)
Parent Termination Fee	Section 8.03(b)
Parties	Preamble
Paying Agent	Section 3.02(b)
Payment Fund	Section 3.02(b)
Post-Closing Plans	Section 6.10(b)
Projections	Section 4.26
Purchaser	Preamble
Recommendation Change Notice	Section 6.02(c)
Registered Company IP	Section 4.16(a)
Reimbursement Obligations	Section 8.03(e)(ii)
Schedule 14D-9	Section 1.02(a)
Schedule TO	Section 1.01(d)
Solvent	Section 5.11
Sponsor	Recitals
Statutory Statements	Section 4.06(d)
Stock Certificates	Section 3.02(a)
Substitute Financing	Section 6.14(f)
Substituted PSU Consideration	Section 3.04(c)
Substituted PSUs	Section 3.04(c)
Substituted RSU Consideration	Section 3.04(b)
Substituted RSUs	Section 3.04(b)
Superior Company Proposal	Section 6.02(g)(ii)
Surviving Corporation	Section 2.01
Termination Condition	Exhibit A
Top Customers	Section 4.23(a)
Top Vendors	Section 4.23(b)
Trade Control Laws	Section 4.24(a)
Transaction Litigation	Section 6.05

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

RPX CORPORATION

By:	/s/ Martin Roberts
Martin Roberts
Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

RIPTIDE PARENT, LLC

By:	/s/ Richard F. Lawson, Jr.
Richard F. Lawson, Jr.
Chief Executive Officer

RIPTIDE PURCHASER, INC.

By:	/s/ Richard F. Lawson, Jr.
Richard F. Lawson, Jr.
Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any validly tendered (and not validly withdrawn pursuant to the Offer) Company Shares, unless immediately prior to the scheduled Expiration Time:

(a) there shall have been validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn prior to the Expiration Time that number of Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined by Section 251(h)(6) of the DGCL) by the depositary in the Offer) that, when added to the Company Shares already owned by Parent, Purchaser or their respective Affiliates and any Company Shares that constitute “rollover stock” (as defined by Section 251(h)(6) of the DGCL), represents in the aggregate one Company Share more than 50% of the sum of (i) all Company Shares outstanding at the Expiration Time, plus (ii) the aggregate number of Company Shares that the Company may be required to issue upon conversion, settlement or exercise of all then-outstanding Company Options for which the Company has received a notice of exercise prior to the Expiration Time (and as to which Company Shares have not yet been issued to such exercising holders) (the “Minimum Tender Condition”);

(b) the HSR Clearance shall have been obtained;

(c) the German Merger Control Clearance shall have been obtained;

(d) no Law and no Judgment, whether preliminary, temporary or permanent, shall be in effect that would restrain, enjoin, prohibit or otherwise make illegal the consummation of the Offer or the Merger;

(e) (i) the representations and warranties of the Company in this Agreement (except for the Fundamental Representations and the representations and warranties in Sections 4.03(a), (b) and (c) and Section 4.07(c)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company in Sections 4.03(a), (b) and (c) shall be true and correct in all respects at and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, in an increase of more than $2,500,000 in the aggregate amount payable by Purchaser or Parent in the Offer; (iii) the representations and warranties of the Company in Section 4.01, Section 4.04, Section 4.19, Section 4.20 and Section 4.25 (collectively, the “Fundamental Representations”) to the extent qualified by “materiality” or “Company Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time) and all of the Fundamental Representations to the extent not qualified by “materiality” or “Company Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Expiration Time as if made at and as of the Expiration Time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time); and (iv) the representations and warranties of the Company made in Section 4.07(c) shall be true and correct in all respects;

Exhibit A-1

(f) the Company shall have performed in all material respects all obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Expiration Time;

(g) since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing;

(h) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in the foregoing clauses (e), (f) and (g); and

(i) this Agreement shall not have been validly terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of this Agreement (the “Termination Condition”).

The foregoing conditions are for the benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition which may not be waived), in each case, subject to the terms of this Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Exhibit A-2